5 June 2026

BALLY’S INTRALOT S.A. (as Bidco) and BALLY’S INTRALOT JERSEY SECURITIES LIMITED (as JerseyCo) and EVOKE PLC (as Target)
COOPERATION AGREEMENT related to the proposed acquisition of EVOKE PLC
99 Bishopsgate London EC2M 3XF United Kingdom Tel: +44.20.7710.1000 www.lw.com

THIS AGREEMENT is made on 5 June 2026.
BETWEEN:
(1)BALLY’S INTRALOT S.A., a Société Anonyme registered in Greece with registered number 818201000, whose registered office is at 19 km, Markopoulou Ave., 19 002 Peania – Attica, Greece (“Bidco”);
(2)BALLY’S INTRALOT JERSEY SECURITIES LIMITED, a company registered in Jersey with registered number 165559, whose registered office is at 22 Grenville Street, St. Helier, JE4 8PX, Jersey (“JerseyCo”); and
(3)EVOKE PLC, a company registered in Gibraltar with its registered office at Suite 601/701 Europort, Europort Road, Gibraltar, GX11 1AA (“Target”),
(each a “party” and together the “parties”).
WHEREAS:
(A)Bidco will announce immediately following execution of this Agreement a firm intention to make a recommended offer for the entire issued and to be issued ordinary share capital of Target.
(B)The Proposed Acquisition will be made on the terms and subject to the Conditions set out in the Announcement and this Agreement.
(C)Target and Bidco intend that the Proposed Acquisition will be implemented by way of the Scheme, although Bidco reserves the right, subject to the terms of this Agreement and the Announcement, to implement the Proposed Acquisition by way of a Takeover Offer.
(D)Target, Bidco and JerseyCo, an indirect wholly-owned subsidiary of Bidco, are entering into this Agreement to set out certain obligations and commitments in relation to the implementation of the Proposed Acquisition (whether by way of the Scheme or a Takeover Offer).
IT IS AGREED as follows:
1.DEFINITIONS AND INTERPRETATION
1.1In this Agreement (including the recitals), the terms and expressions listed in this Clause 1.1 shall have the meanings set out in this Clause 1.1.
“Acceptance Condition” means, if applicable, the acceptance condition to a Takeover Offer;
“Announcement” means the firm offer announcement detailing the terms and conditions of the Proposed Acquisition to be made in accordance with Rule 2.7 of the Code, in the form agreed by or on behalf of the parties to this agreement;
“Bidco Board Recommendation” means the unanimous and unqualified recommendation of the Bidco Directors to the Bidco Shareholders to vote or procure votes in favour of the Bidco Shareholder Resolutions;
“Bidco Board Recommendation Change” means, if the Bidco:
(a)causes or permits the Bidco Board Recommendation to be withdrawn, qualified or modified in any adverse manner up to the time the Bidco Shareholder Resolutions have been duly passed; or

(b)causes or permits any announcement to be made, whether before or after the Bidco Circular is despatched, specifying that the Bidco Directors are no longer unanimously and unconditionally recommending (or are no longer intending unanimously and unconditionally to recommend) that the Bidco Shareholders vote in favour of the Bidco Shareholder Resolutions; or
(c)fails publicly to reaffirm or re-issue a statement of the intent of the Bidco Directors to make the Bidco Board Recommendation on an unmodified or unqualified basis before 5:30 p.m. on the fifth Business Days following the Target’s reasonable request to do so;
“Bidco Circular” means the document made available to Bidco Shareholders containing, amongst other things, the notice convening the Bidco Shareholder Meeting to approve the Bidco Shareholder Resolution;
“Bidco Directors” means the directors of Bidco from time to time and “Bidco Director” shall be construed accordingly;
“Bidco Group” means Bidco and its subsidiary undertakings and “member of the Bidco Group” shall be construed accordingly;
“Bidco Shares” means shares of EUR 0.30 each in the capital of Bidco;
“Bidco Shareholders” means the holders of Bidco Shares from time to time;
“Bidco Shareholder Meeting” means the meeting of Bidco Shareholders to be convened in connection with the Proposed Acquisition to consider, and if thought fit, approve the Bidco Shareholder Resolutions;
“Bidco Shareholder Resolutions” means the shareholder resolutions of Bidco necessary to implement the Proposed Acquisition, including without limitation to grant authority to the Bidco Directors to allot the New Bidco Shares and amend the articles of association of Bidco in the manner contemplated by the Shareholders Agreement;
“Bidder Responsible Person” means the Bidco Directors who will accept responsibility for the information in the Scheme Document and any supplementary circular (or, as the case may be, the Offer Document) for which a bidder is required to take responsibility under the Code (as applicable pursuant to this Agreement);
“Business Day” means a day other than a Saturday or Sunday or public holiday in England, Gibraltar and Greece on which banks in London, Gibraltar and Greece are open for general commercial business;
“Clean Team Agreement” means the clean team agreement between Intralot Holdings UK Ltd and William Hill Organization Limited (a subsidiary of the Target) in relation to the Proposed Acquisition dated 12 March 2026;
“Clearances” means all authorisations, approvals, orders, recognitions, grants, consents, clearances, permissions, confirmations, certificates, licences, comfort letters and waivers that may need to be, or are advisable to be, obtained, all applications and filings that may need to be, or are advisable to be, made and all waiting periods that may need to have expired, from or under any of the Laws, regulations or practices applied by any Relevant Authority (or under any agreements or arrangements to which any Relevant Authority is a party) necessary to satisfy one or more of the Regulatory Conditions (and any reference to any Clearance having been “satisfied” shall be construed as meaning that the foregoing has been obtained or, where relevant, made or expired such that there is no longer an impediment to the completion of the Proposed Acquisition);
“Code” means the City Code on Takeovers and Mergers, as issued from time to time by or on behalf of the Panel;

“Code Application Proposal” has the meaning given to it in Clause 4.11;
“Code Committee” means a committee having the membership, terms of reference and procedural and decision-making arrangements as set out in Clause 4;
“Code Expert” means the independent Code expert who shall be an individual who has served within the past 15 years as Director General or Deputy Director General of the Panel and who confirms their neutrality, independence and absence of conflicts in acting as the Code Expert for the purposes of Clause 4, as agreed in writing between Bidco and the Target from time to time, or such other person appointed pursuant to Clause 4.16;
“Code Expert Prescribed Remedy” has the meaning given to it in Clause 4.18;
“Code Question” has the meaning given to it in Clause 4.10;
“Code Ruling” has the meaning given to it in Clause 4.12;
“Competing Bidder Undertaking” has the meaning given to it in Clause 15.1(a);
“Competing Proposal” means:
(a)an offer (including a partial, exchange or tender offer), merger, acquisition, dual-listed structure, scheme of arrangement, reverse takeover and/or business combination (or the announcement of a firm intention to take any such action), the purpose of which is to acquire, directly or indirectly, 30 per cent. or more of the issued and to be issued ordinary share capital of Target (when aggregated with any shares already held by the acquirer and/or any person acting or deemed to be acting in concert with the acquirer) or any arrangement or series of arrangements which results in any party acquiring, consolidating, or increasing “control” (as defined in the Code) of Target;
(b)the acquisition or disposal (or the announcement by or on behalf of Target of a proposed acquisition or disposal), directly or indirectly, of all or a significant proportion (being 30 per cent. or more) of the business, assets and/or undertakings of the Target Group calculated by reference to any of its revenue, profits or value taken as a whole;
(c)a demerger, any material reorganisation or liquidation (or the announcement by or on behalf of Target of a proposed demerger, material reorganisation or liquidation) involving all or a significant portion (being 30 per cent. or more) of the Target Group calculated by reference to any of its revenue, profits or value taken as a whole; or
(d)any other transaction undertaken without Bidco’s prior written consent which would preclude, materially delay, frustrate or alter the implementation of the Proposed Acquisition (or the entry into of a binding agreement or announcement of a firm intention to do the same), in each case which is not effected by Bidco or JerseyCo (or a person acting in concert with Bidco or JerseyCo) or at the direction of Bidco or JerseyCo, and in each case whether implemented in a single transaction or a series of transactions and whether conditional or otherwise;
“Conditions” means the conditions to the implementation of the Proposed Acquisition which are set out in Appendix I to the Announcement and to be set out in the Scheme Document or Offer Document (as applicable), together with any modifications or amendments to any such condition as may be agreed by Bidco and Target, with such consequential amendments as may be reasonably necessary as a result of a Switch, and “Condition” shall be construed accordingly;
“Confidentiality Agreement” means the confidentiality agreement between Intralot Holdings UK Ltd and William Hill Organization Limited (a subsidiary of the Target) in relation to the Proposed Acquisition dated 8 December 2025;
“Court” means the Supreme Court of Gibraltar;

“Day 39” means, should the Proposed Acquisition be implemented by way of a Takeover Offer following a Switch, the 21st day prior to Day 60;
“Day 60” means, should the Proposed Acquisition be implemented by way of a Takeover Offer following a Switch, the date that is the 60th day following publication of the Offer Document (or such later date as may be set pursuant to Rule 31.3 of the Code);
“Effective Date” means:
(a)the date on which the Scheme becomes effective in accordance with its terms; or
(b)if Bidco elects to implement the Proposed Acquisition by means of a Takeover Offer, the date that the Takeover Offer becomes or is declared unconditional in all respects;
“Integration Committee” has the meaning given in Clause 10.4;
“Form of Acceptance” means the form of acceptance to be used by the Target Shareholders in relation to a Takeover Offer;
“General Principles” means the general principles of the Code;
“Gibraltar Companies Act” means the Gibraltar Companies Act 2014;
“Group” means, in relation to any person, that person and any bodies corporate which are subsidiaries or subsidiary undertakings of that person from time to time;
“JerseyCo Directors” means the directors of JerseyCo from time to time and “JerseyCo Director” shall be construed accordingly;

“Law” means any applicable statute, law, rule, regulation, ordinance, code, order, judgment, injunction, writ, decree, directive, policy, guideline, interpretation or rule of common law issued, administered or enforced by any Relevant Authority, or any judicial or administrative interpretation thereof;
“Long-Stop Date” means the date falling 15 months from the date of this Agreement, or such later date as may be agreed in writing by Bidco and Target and as the Court may approve (if such approval is required);
“New Bidco Shares” means the Bidco Shares proposed to be issued to Target Shareholders in connection with the Proposed Acquisition;
“Notice” has the meaning given to it in Clause 21.1;
“Offer Document” means, if (following the date of this Agreement) Bidco elects to implement the Proposed Acquisition by way of a Takeover Offer in accordance with Clause 9.1, the document to be sent to (among others) Target Shareholders setting out, among other things, the full terms and conditions of the Takeover Offer, including (as the context requires) any revised or supplementary offer document;
“Panel” means the UK Panel on Takeovers and Mergers;
“Project Goliath” has the meaning given to it in paragraph 1.1 of Schedule 2;
“Proposed Acquisition” means the proposed direct or indirect acquisition by Bidco of the entire issued and to be issued share capital of Target;

“Regulatory Conditions” means the Conditions set out in paragraphs 3(b) and 3(c) of Part A of Appendix I to the Announcement;
“Regulatory Information Service” means any information service authorised from time to time by the Financial Conduct Authority for the purpose of disseminating regulatory announcements;
“Relevant Authority” means any central bank, ministry, governmental, quasi-governmental, national, supranational (including the European Union), statutory, regulatory, environmental, administrative, supervisory, fiscal or investigative body or authority (including any national or supranational antitrust, competition, merger control or regulatory (including financial regulatory) authority, any sectoral ministry or regulator and any foreign direct investment review body), municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any entity owned or controlled by them, tribunal, court, private body exercising any regulatory, taxing, importing, foreign investment or other authority or trade agency, association, institution, employee representative body or any other body (including any professional or environmental body) or person whatsoever in any relevant jurisdiction, excluding the Panel;
“Relevant Period” means the period between the date hereof and the earlier to occur of: (i) the Effective Date; and (ii) the date of termination of this Agreement in accordance with Clause 14;
“Relevant Third Parties” has the meaning given in Clause 28.1;
“Remedies” means any conditions, measures, commitments, undertakings, remedies (including disposals (whether before or following completion of the Proposed Acquisition) and any pre-divesture reorganisations by a party) or assurance (financial or otherwise) offered by Bidco or any other member of the Bidco Group or required in connection with the obtaining of any Clearances and “Remedy” shall be construed accordingly;
“Sanction Hearing” means the hearing of the Court at which Target seeks an order to sanction the Scheme, including any adjournment thereof;
“Scheme” means the scheme of arrangement proposed to be made under Part VIII of the Gibraltar Companies Act between Target and the Scheme Shareholders, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Target and Bidco;
“Scheme Conditions” means the Conditions referred to in paragraph 2 of Part A of Appendix I to the Announcement;
“Scheme Document” means the document to be sent to (among others) Target Shareholders containing and setting out, among other things, the full terms and conditions of the Scheme and containing the notices convening the Target Court Meeting and the Target General Meeting, including (as the context requires) any revised or supplementary scheme document;
“Scheme Shareholders” has the meaning given in the Announcement;
“Shareholders Agreement” has the meaning given in the Announcement;
“Switch” has the meaning given in Clause 9.1;

“Takeover Offer” means, in the event that Bidco exercises its right, with the consent of the Target Board (such consent not to be unreasonably withheld, delayed or conditioned), to switch to elect to implement the Proposed Acquisition by means of a takeover offer in accordance with Clause 9.1, a takeover offer by Bidco (and/or one or more of its subsidiaries or undertakings), on the terms and subject to the conditions to be set out in the related Offer Document and form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal of such offer;
“Target Board” means the board of directors of Target from time to time;
“Target Board Recommendation” means a unanimous and unqualified recommendation from the Target Directors to Target Shareholders in respect of the Proposed Acquisition: (i) to vote in favour of the Scheme at the Target Court Meeting and the Target Resolutions at the Target General Meeting; or (ii) if Bidco elects to Switch in accordance with the terms of this Agreement, to accept the Takeover Offer;
“Target Board Recommendation Change” means:
(a)if Target makes an announcement prior to the publication of the Scheme Document (or Offer Document, as the case may be) and/or (if different) the document convening the Target General Meeting that:
(i)the Target Directors no longer intend to make the Target Board Recommendation or intend to withdraw, modify or qualify such recommendation in any adverse manner;
(ii)(other than where Bidco has elected to Switch in accordance with the terms of this Agreement) it shall not convene the Target Court Meeting or the Target General Meeting; or
(iii)it intends not to publish the Scheme Document (or Offer Document, as the case may be) and/or (if different) the document convening the Target General Meeting;
(b)any failure to include the Target Board Recommendation in the Scheme Document (or Offer Document, as the case may be) and/or, if different, the document convening the Target General Meeting;
(c)if, after the Scheme has been approved by Scheme Shareholders and/or the Target Resolutions has been approved by Target Shareholders at the Target General Meeting, the Target Directors announce or permit any announcement to be made that they shall not implement the Scheme (other than: (i) in connection with an announcement of a Takeover Offer or revised offer by Bidco or one of its concert parties for Target following a Switch; or (ii) because Bidco has invoked any of the Conditions (either with the consent of the Code Committee or pursuant to a Code Ruling, if required, or where Bidco is otherwise permitted to invoke any such Condition under Clause 3.4);
(d)a third party announces a firm intention under the Code to make an offer or revised offer (whether or not it is subject to the satisfaction or waiver of any pre-conditions) for Target which is recommended by the Target Directors;
(e)if Target announces the entry into (or its intention to enter into) by a member of the Target Group any transaction which would or does constitute a Competing Proposal;

(f)(other than where Bidco has elected to Switch in accordance with the terms of this Agreement) if Target makes an announcement that it will delay the convening of, or will adjourn, the Target Court Meeting or the Target General Meeting, or the Target Court Meeting and/or the Target General Meeting are not held, in each case to or on a date which is later than the 22nd day after the expected day of the Target Court Meeting or Target General Meeting (as applicable), in each case as set out in the Scheme Document (or such later date as may be agreed in writing between the parties), in each case, unless:
(i)such delay or adjournment or failure to hold the meeting is solely caused by logistical or practical reasons beyond Target's reasonable control;
(ii)Bidco has committed a breach of Clause 5 which has not been caused by any prior breach of this Agreement by Target and such breach has caused the delay; or
(iii)a supplementary circular is required to be published in connection with the Scheme, and as a result, the Target Court Meeting and/or the Target General Meeting cannot be held by such date in compliance with any applicable Law (provided that Target has used reasonable endeavours to publish the supplementary circular as soon as reasonably practicable after the date on which the requirement to publish a supplementary circular arises);
(g)at any time prior to the conclusion of the Target Court Meeting and/or the Target General Meeting, the Target Board fails to publicly reaffirm or re-issue the Target Board Recommendation by 5:30 p.m. on the fifth Business Days following Bidco’s reasonable request to do so; or

(h)the Target Directors otherwise withdraw or adversely modify or qualify the Target Board Recommendation (or make an announcement that they intend to do so);

“Target Court Meeting” means the meeting(s) of the Scheme Shareholders to be convened by order of the Court pursuant to section 296 of the Gibraltar Companies Act, notice of which will be set out in the Scheme Document, for the purpose of approving the Scheme, including any adjournment thereof, on the date set out in the Scheme Document (or such later date as may be agreed in writing between the parties and with the approval of the Court (if such approval(s) are required));
“Target Directors” means the directors of Target from time to time;
“Target General Meeting” means the general meeting of Target Shareholders to be convened in connection with the Scheme, notice of which will be set out in the Scheme Document, including any adjournment thereof, on the date set out in the Scheme Document (or such later date as may be agreed in writing between the parties and with the approval of the Court (if such approval(s) are required));
“Target Group” means Target and its subsidiary undertakings from time to time and “member of the Target Group” shall be construed accordingly;
“Target RCF” means the existing multicurrency revolving credit facility established under the senior facilities agreement between, among others, the Target, the Mandated Lead Arrangers (as defined therein), J.P. Morgan SE and GLAS Trust Corporation Limited originally dated 29 June 2022, as supplemented, amended and/or restated from time to time;

“Target Resolutions” means such shareholder resolutions of Target as are necessary to implement the Proposed Acquisition, including any changes to Target’s articles of association contemplated in the Announcement, at the Target General Meeting;
“Target Responsible Person” means the Target Directors who will accept responsibility for the information in the Scheme Document and any supplementary circular (or, as the case may be, the Offer Document) for which an offeree is required to take responsibility under the Code (as applicable pursuant to this Agreement);
“Target Share Schemes” means each of the 2015 LTIP, 2023 LTIP, the SAYE Phantom Plan and the SAYE Plan, being the share based incentive schemes of Target as set out in Schedule 1 to this Agreement;
“Target Shareholder Meetings” means the Target Court Meeting and the Target General Meeting;
“Target Shareholders” means the holders of Target Shares from time to time;
“Target Shares” means the ordinary shares of 0.5 pence each in the capital of Target, from time to time;
“Tax” or “Taxation” means all forms of taxation and statutory and governmental, state, provincial, local governmental or municipal charges, duties, contributions and levies, withholdings and deductions wherever and whenever imposed and all related penalties and interest;
“UK” or “United Kingdom” means the United Kingdom of Great Britain and Northern Ireland;
“UK Companies Act” means the Companies Act 2006, as amended from time to time;
“UK Listing Rules” means the rules and regulations made by the Financial Conduct Authority under the Financial Services and Markets Act 2000 (as amended), and contained in the Financial Conduct Authority’s publication of the same name;
“Unconditional Date” means, should the Proposed Acquisition be implemented by way of a Takeover Offer following a Switch, Day 60 or such earlier date as Bidco may (subject to Clause 9.2(d)(ii)) specify in any acceleration statement (as defined in the Code) unless, where permitted, it has withdrawn that statement;
“Voting Record Time” has the meaning given to it in the Announcement;
“Wider evoke Group” has the meaning given in the Announcement; and
“Wider Intralot Group” has the meaning given in the Announcement.
1.2In this Agreement, unless the context otherwise requires:
(a)the expression “group”, in relation to a party, means that party together with its subsidiaries and subsidiary undertakings from time to time;
(b)the expressions “subsidiary” and “subsidiary undertaking” have the meanings given in the UK Companies Act;
(c)the expressions “acting in concert” and “concert parties” shall have the meaning given and be construed in accordance with the Code;

(d)“interest” in shares or securities shall have the meaning given and be construed in accordance with the Code;
(e)a reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, re-enacted or replaced;
(f)references to a “person” include any individual, an individual’s executors or administrators, a partnership, a firm, a body corporate (wherever incorporated), an unincorporated association, government, state or agency of a state, local or municipal authority or government body, a joint venture, association, works council or employee representative body (in any case, whether or not having separate legal personality);
(g)references to a recital, paragraph, clause or Schedule (other than a schedule to a statutory provision) shall refer to those of this Agreement unless stated otherwise;
(h)headings do not affect the interpretation of this Agreement, the singular shall include the plural and vice versa, and references to one gender include all genders;
(i)references to time are to London time;
(j)any reference to a “day” (including within the phrase “Business Day”) shall mean a period of 24 hours running from midnight to midnight;
(k)references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;
(l)references to “writing” shall include any modes of reproducing words in any legible form and include email except where otherwise expressly stated;
(m)references to “£”, “GBP”, “pounds sterling”, “Sterling”, “pence” and “p” are references to the lawful currency from time to time of the United Kingdom;
(n)references to “€”, “EUR”, “euros”, “cents” and “c” are references to the lawful currency from time to time of the Member States of the European Union that have adopted the single currency in accordance with the Treaty on the Functioning of the European Union;
(o)any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;
(p)the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;
(q)a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied or supplemented at any time; and
(r)references to this Agreement include this Agreement as amended or supplemented in accordance with its terms.
1.3The Schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.

2.PUBLICATION OF THE ANNOUNCEMENT AND THE TERMS OF THE PROPOSED ACQUISITION
2.1The obligations of the parties under this Agreement, other than this Clause 2, Clauses 15 to 23 (inclusive) and 25 to 29 (inclusive) and all related provisions of Clause 1, shall be conditional on the release of the Announcement through a Regulatory Information Service at or before 10.00 a.m. on the date of this Agreement or such later time and date as Target and Bidco may agree. This Clause 2, Clauses 15 to 23 (inclusive) and 25 to 29 (inclusive) and all related provisions of Clause 1 shall take effect on and from execution of this Agreement.
2.2The terms of the Proposed Acquisition shall be as set out in the Announcement, together with such other terms as may be agreed by the parties in writing (save in the case of an improvement to the terms of the Proposed Acquisition in favour of the Target Shareholders, which will be at the sole discretion of Bidco).
2.3The terms of the Proposed Acquisition at the date of posting of the Scheme Document shall be set out in the Scheme Document. Should Bidco elect to implement the Proposed Acquisition by way of a Takeover Offer, the terms of the Proposed Acquisition shall be set out in the announcement made in accordance with paragraph 8 of Appendix 7 of the Code (as applicable pursuant to this Agreement) of the switch to a Takeover Offer and in the Offer Document and any Form of Acceptance.

3.APPLICATION OF THE CODE
3.1The parties acknowledge and agree that, under the terms of the Code, the Code does not apply to the Target, the Target Board, Bidco, the Bidco Directors, JerseyCo or the JerseyCo Directors in connection with the Proposed Acquisition and that the Panel does not have jurisdiction over any of them or in connection with the Proposed Acquisition. Notwithstanding the foregoing, the parties acknowledge that the Target Board is required, pursuant to article 143 of the Target’s articles of association, and for so long as it is satisfied that it is in the best interests of the Target, to use its reasonable endeavours:
(a)to apply and to have the Target abide by the General Principles mutatis mutandis as though the Target were subject to the Code;
(b)if any circumstances arise under which (had the Target been subject to the Code) the Target would be an offeree or otherwise the subject of an approach or the subject of a third party’s statement of firm intention to make an offer, to comply with and to procure that the Target complies with the provisions of the Code applicable to an offeree company and the board of directors of an offeree company mutatis mutandis as though the Target were subject to the Code; and
(c)in the event that (and in any case for so long as) the Target Board recommends to Target Shareholders any takeover offer made for any Target Shares, to obtain an undertaking from the offeror to comply with the provisions of the Code in the conduct and execution of the relevant offer mutatis mutandis as though the Target were subject to the Code, but recognising that the Panel will not have jurisdiction (if and for so long as such may be the case).
3.2Without prejudice to the generality of the Target Board’s duties in the Target’s articles of association and under Gibraltar law and subject to Clauses 3.3, 3.4 and 3.5, the parties agree that the Code shall apply to them and that they shall observe and comply with the Code in relation to the conduct and execution of the Proposed Acquisition (and to the exercise of each party’s rights and performance of its obligations under this Agreement and any other agreements relating to the Proposed Acquisition) as though the Target were subject to the Code. Target hereby undertakes that it shall not recommend any Competing Proposal, or provide any due diligence information or materials to any offeror of a Competing Proposal, unless such competing offeror has given an undertaking to Target to observe and comply with the Code in connection with such Competing Proposal as set out in the foregoing sentence of this Clause 3.2.

3.3Notwithstanding any other provision of this Agreement, the parties acknowledge and agree that the following provisions of the Code shall be disapplied in connection with the Proposed Acquisition and accordingly nothing in this Agreement shall require the parties to abide by such provisions of the Code as though Target were subject to the Code:
(a)Rule 13.5 (invoking conditions and pre-conditions) to the extent it relates to invoking Conditions 1, 2, 3(a), 3(b)(iv), 3(c)(i), 3(c)(ii), 3(k), 3(l) or 3(m) set out in Appendix I to the Announcement;
(b)Rule 21.1 (Restrictions on frustrating actions);
(c)Rule 21.2 (offer-related arrangements) to the extent it relates to the terms of this Agreement;
(d)Rule 24.3(a)(vii) (financial and other information on the offeror, the offeree company and the offer);
(e)Rule 24.16 (fees and expenses);
(f)Rule 25.7(a) (other information);
(g)Rule 25.8 (fees and expenses);
(h)Rule 26.2(a) (documents relating to financing);
(i)Rule 27.1 (b) (material changes) to the extent it relates to requirements regarding the form of disclosure, it being acknowledged any requirement regarding the form of disclosure may be satisfied by publication on a website;
(j)Rule 30.3 (right to receive copies of documents, announcements and information in hard copy form);
(k)Section 8 (a) and (b) (Switching) of Appendix 7.

3.4Notwithstanding any other provision of this Agreement or that the circumstances giving rise to the right to invoke such Conditions do not satisfy Rule 13.5(a) of the Code, Bidco shall be entitled to invoke Conditions 1, 2, 3(a), 3(b)(iv), 3(c)(i), 3(c)(ii), 3(k), 3(l) or 3(m) set out in Appendix I to the Announcement without the consent of the Code Committee or pursuant to a Code Ruling. For the avoidance of doubt, this Clause 3.4 shall be without prejudice to Bidco and JerseyCo’s obligations under Clauses 5.1 and 5.2.

3.5Notwithstanding any other provision of this Agreement, the parties acknowledge and agree that the following provisions of the Code, so far as they relate to the contents of the Announcement or the Scheme Document, shall be deemed to be complied with by the publication of the Announcement and, as applicable, the repetition of any relevant provisions of the Announcement in the Scheme Document, in the form as agreed by or on behalf of the parties to this Agreement:
(a)Rule 2.7(c)(viii) (intentions of the offeror with regard to the business);
(b)Rule 19.6(b) and (c) (post-offer intention statements);
(c)Rule 24.2 (intentions of the offeror with regard to the business);
(d)Rule 26.3(e) (profit forecast and quantified financial benefits statement); and
(e)Rule 28 (profit forecasts and quantified financial benefits statements).

3.6The parties agree that, subject to Clauses 3.3, 3.4 and 3.5, in respect of any matter relating to the interpretation or application of the Code (or the giving or withholding of any consent thereunder) in relation to the Proposed Acquisition which, if the Target were subject to the Code, would fall to the Panel to determine, such matter shall be determined by the Code Committee or the Code Expert (as applicable) in accordance with Clause 4.
4.CODE COMMITTEE MATTERS
Role and composition of Code Committee
4.1The Target and Bidco hereby establish the Code Committee, which shall be responsible for determining the application and interpretation of the Code as it applies to the parties or in relation to the Proposed Acquisition (and to the exercise of each party’s rights and performance of its obligations under this Agreement and any other agreements relating to the Proposed Acquisition) by reason of the provisions of Clause 2 (subject to any reference to the Code Expert pursuant to this Clause 4).
4.2The Code Committee shall be comprised of two directors of each of the Target and Bidco from time to time (respectively, the “Target Appointees” and the “Bidco Appointees”). Additionally, each of the Target and Bidco shall be entitled to appoint one individual from each of its legal advisers and one individual from each of its financial advisers to attend and speak (but not vote) at meetings of the Code Committee.

Proceedings of Code Committee
4.3If either the Target or Bidco wishes a matter relating to the application or interpretation of the Code as it applies to the parties or in relation to the Proposed Acquisition to be considered and determined by the Code Committee, a Target Appointee or a Bidco Appointee shall be entitled to convene a meeting of the Code Committee upon no less than 24 hours’ written notice (including, for the avoidance of doubt, by way of email) being provided by them to other members of the Code Committee, setting out the time and place for the proposed meeting, video conference details for those wishing to participate remotely, the agenda for the meeting and any materials they wish to circulate to the members of the Code Committee ahead of the meeting. For the avoidance of doubt, it shall not be within the remit of the Code Committee to determine whether or not a particular rule of the Code should be disapplied in its entirety (which shall only require the written agreement of the parties), but only to determine the application or interpretation of the Code as it applies to the parties in relation to the Proposed Acquisition, pursuant to the terms of this Agreement.
4.4The quorum for the transaction of business at any meeting of the Code Committee (including at an adjourned meeting) shall be one Target Appointee (or their alternate) and one Bidco Appointee (or their alternate) present (which, for the purpose of this Clause 4, includes by way of video conference) at the time when the relevant business is transacted (a “Quorum”). If such Quorum is not present within one hour from the time appointed for the meeting, or if during the meeting such a Quorum ceases to be present, the meeting shall be adjourned to the same time and place on the following Business Day (or to such other place, or for such shorter period of time, as may be agreed by a Target Appointee and a Bidco Appointee) and notice thereof shall be given to all members of the Code Committee.

4.5All actions and resolutions of the Code Committee shall be documented and approved by one Target Appointee and one Bidco Appointee. The Code Committee must provide facilities for participation in any meeting by video conference.

4.6The Code Committee may act by written consent of two Target Appointees and two Bidco Appointees in lieu of a meeting.

4.7All decisions of the Code Committee (other than those approved by written consent of two Target Appointees and two Bidco Appointees in lieu of a meeting) shall require the affirmative consent of:
(a)at least one Target Appointee and one Bidco Appointee; and
(b)a majority of the total number of votes held by Target Appointees and Bidco Appointees present at a duly convened and quorate meeting.

4.8If any Target Appointee or Bidco Appointee is unable to attend a meeting of the Code Committee, he or she may appoint an alternate to attend the relevant meeting on his or her behalf by delivering not less than three hours’ written notice (including, for the avoidance of doubt, by way of email) to the other members of the Code Committee confirming that fact and the name and contact details of the alternate that will attend the meeting on his or her behalf.
4.9Each Target Appointee and each Bidco Appointee shall be entitled to cast one vote at any meeting of the Code Committee. If one of the:
(a)Target Appointees is absent from a Code Committee meeting and a validly appointed alternate or alternates is not in attendance, the attending Target Appointee (or their alternate) shall be entitled to such number of separate votes in addition to their own as shall result in the attending Target Appointee being entitled to cast two votes; or
(b)Bidco Appointees is absent from a Code Committee meeting and a validly appointed alternate or alternates is not in attendance, the attending Bidco Appointee (or their alternate) shall be entitled to such number of separate votes in addition to their own as shall result in the attending Bidco Appointee being entitled to cast two votes.

Referrals to Code Expert
4.10In the event that the Code Committee is unable to resolve any question regarding the application and interpretation of the Code as applied pursuant to Clause 3 or any consequential matter within one Business Day of the first notice convening a meeting of the Code Committee to consider it (including by reason of a failure to achieve a Quorum at such meeting), either the Target or Bidco may refer the matter (each such instance, a “Code Question”) to the Code Expert for determination.

4.11If a Code Question is referred to the Code Expert, then within two Business Days following such referral, each of the Target and Bidco shall be entitled to present to the Code Expert and to the other party a proposal for the application or interpretation of the Code with respect to the relevant matter (a “Code Application Proposal”), together with any materials it wishes to present to justify such Code Application Proposal. Each of the Target and Bidco may present to the Code Expert and to the other party a written submission in reply within one Business Day of their respective receipt of the other party’s timely submission of its Code Application Proposal. The Target and Bidco shall agree, and in the absence of agreement the Code Expert shall make, any further directions for the conduct of the reference, including at the request of the Target or Bidco, arrangements for a hearing at which any of the Target and Bidco may make oral submissions and respond to questions from the Code Expert. Each of the Target and Bidco shall adhere to the Code when dealing with the Code Expert, as if the Code Expert was the Panel.

4.12The Code Expert shall determine how the Code would be interpreted and applied by the Panel had the Target been subject to the Code. The Code Expert shall make their determination as soon as reasonably practicable after receipt of all written (and, if applicable, oral) submissions and the conclusion of any further investigations as the Code Expert shall consider necessary. In any event, the Code Expert shall endeavour to issue a decision within one Business Day from exchange of the written submissions (or conclusion of any hearing) referred to in Clause 4.11. The Code Expert shall notify the Code Committee orally or in writing of their determination, which determination (in the absence of fraud or a manifest error), shall be final and binding on the parties and may include a direction in respect of any consequential matter (including, if the Code Expert so determines, an extension to the timetable for the Proposed Acquisition or any deadline other than the Long-Stop Date under this Agreement or under the Code and the award of any remedy that the Panel would have been competent to award had the Target been subject to the Code) (a “Code Ruling”). The Code Expert shall have the same powers to enforce compliance with the Code (as applied pursuant to Clause 3) as the Panel would have had if the Target had been subject to the Code and the Code Expert shall be permitted to take such action as the Code Expert believes the Panel would have taken in relation to any Code Question or non-adherence or non-compliance by the parties with the Code (as applied pursuant to Clause 3). In the absence of fraud or a manifest error, the parties agree to observe and comply with all Code Rulings. If at any time the parties agree on the Code Question, then, notwithstanding this Clause 4, the Code Question shall be as so agreed and the Code Expert procedures in this Clause 4 shall be promptly discontinued.

4.13The Code Expert shall act as an expert and not as an arbitrator.

4.14The Code Expert shall be entitled to:
(a)obtain any independent legal or other expert advice;
(b)obtain secretarial assistance; and
(c)hold such hearings, order the production of such documents and call for the attendance of such witnesses which, in each case, they consider reasonably necessary.
4.15The costs of the Code Expert (including the costs of any independent legal or other expert advice as they may reasonably require, and any secretarial assistance as is reasonably necessary) shall be shared as to 50 per cent. by the Target and as to 50 per cent. by Bidco, unless the Code Expert determines, in their absolute discretion, that either Target or Bidco was acting unreasonably, in which case the costs shall be borne by the party that acted, in the Code Expert’s view, unreasonably. Each party shall bear its own costs in respect of all Code Application Proposals.

4.16If no person who satisfies the criteria of a Code Expert is able or willing to act (whether generally or in relation to a specific reference) or the Target and Bidco are unable to agree on the Code Expert’s identity, then the Target and Bidco shall endeavour jointly to appoint another suitably experienced and independent person (being an individual with at least 10 years of professional experience in Code governed transactions at a leading international investment bank or law firm) as the Code Expert. If such appointment has not been made within two Business Days after a proposal to that effect by a party, then the Target or Bidco may request the Association for Financial Markets in Europe to nominate an independent person with at least 10 years of professional experience in Code governed transactions at a leading international investment bank or law firm for appointment as the Code Expert (and, if necessary, to settle the terms of their appointment) and the costs associated with such nomination and appointment shall be borne as to 50 per cent. by the Target and as to 50 per cent. by Bidco. Any person appointed as Code Expert pursuant to this Clause 4.16 shall confirm their neutrality, independence and absence of conflicts in acting as the Code Expert for the purposes of this Clause 4. The parties shall act reasonably and co-operate and do all things reasonably necessary to agree terms of appointment for any replacement Code Expert to be appointed pursuant to this Clause 4.

4.17Each party agrees that, except in the case of fraud or wilful default on the part of the Code Expert, neither that party nor any of its affiliates nor any of its or their respective directors,

officers, employees, advisers, representatives or shareholders (including any beneficial owner of shares or any interest in shares) or creditors (including any beneficial owner of any debt securities) shall have any claim of any nature whatsoever against the Code Expert arising out of or in connection with their determination, and undertakes to indemnify the Code Expert from and against any and all loss, liability, damage or expense suffered or incurred by them as a result of any action, claim or demand threatened or made against them by that party or any of its affiliates or any of its or their respective directors, officers, employees, advisers, representatives, shareholders (including any beneficial owner of shares or any interest in shares) or creditors (including any beneficial owner of any debt securities).

Default by either party
4.18The parties agree that any disagreement or dispute as to how the Code would be interpreted and applied by the Panel had the Target been subject to the Code, shall be determined by the Code Committee or the Code Expert in accordance with this Clause 4. The Code Expert shall be entitled to determine whether they have jurisdiction, pursuant to the terms of this Agreement, to settle any such disagreement or dispute of the parties. To the extent that any party (the “Defaulting Party”) does not comply with or adhere to a Code Ruling, the other party (the “Non-Defaulting Party”) may refer such non-compliance or non-adherence to the Code Expert who shall determine what (if any) remedy, enforcement or disciplinary action the Panel would have awarded or taken in respect of such non-compliance or non-adherence by the Defaulting Party as though the Target were subject to the Code and shall, accordingly, deliver a Code Ruling that the Defaulting Party is so disciplined or that it is subject to such enforcement action (a “Code Expert Prescribed Remedy”). None of the parties shall be entitled to bring any claim or commence any action against any other party in respect of any breach or alleged breach of this Agreement that requires any party to observe and comply with the Code unless:
(a)such breach or alleged breach has been referred to the Code Expert and a Code Expert Prescribed Remedy has been issued by the Code Expert in respect of such breach or alleged breach;
(b)such breach or alleged breach has been referred to the Code Expert and the Code Expert has informed the parties that he or she is unable or unwilling to consider such referral; or
(c)the Code Expert provides their written consent.

4.19If the Defaulting Party fails to observe and comply with the terms of any Code Expert Prescribed Remedy, the Non-Defaulting Party shall be entitled to seek (and the Defaulting Party agrees to consent and not to object to) an order of specific performance (which, for the purpose of Clause 4.18 and this Clause 4.19, includes an injunction) requiring the Defaulting Party to so comply provided that such order of specific performance may be sought only in respect of the Defaulting Party’s non-observance or non-compliance with the Code Expert Prescribed Remedy. This shall be in addition and without prejudice to the Non-Defaulting Party’s rights to bring any action it deems fit against the Defaulting Party provided that such action may only be brought in respect of the Defaulting Party’s non-observance or non-compliance with the Code Expert Prescribed Remedy (as well as the underlying breach of this Agreement arising therefrom and any breach by the Defaulting Party of its obligations hereunder). Notwithstanding anything contained in Clause 4.18 or this Clause 4.19 to the contrary, if the Code Expert fails, or is unable or unwilling, to act in relation to a referral made to it pursuant to Clause 4.18 and this Clause 4.19, or in relation to any Code Question, then the party making such referral shall be entitled to commence such action available to it under the terms of this Agreement as it deems fit to preserve and enforce its rights under this Agreement.

5.REGULATORY CLEARANCES
5.1Each of Bidco and JerseyCo undertakes to the Target, and the Target undertakes to Bidco and JerseyCo, in each case to the extent prescribed by or otherwise permitted by applicable Law and (in the case of Bidco and JerseyCo) without prejudice to Bidco’s ability to invoke any of the Conditions (with the consent of the Code Committee or pursuant to a Code Ruling, where required, or where Bidco is otherwise permitted to invoke any such Condition under Clause 3.4) or their obligations under the Code, to prepare and file all necessary documentation as soon as reasonably practicable and to use all reasonable endeavours to secure the Clearances and procure the satisfaction of the Regulatory Conditions (excluding any Regulatory Conditions that have been waived by Bidco in writing) as soon as is reasonably practicable and, in any event, in sufficient time to enable the Effective Date to occur by the Long-Stop Date, including by accepting the imposition of, or offering and executing any Remedies required as a condition to obtaining any Clearances, at the appropriate stage of any Relevant Authority’s review process and, where such Clearance is nevertheless not obtained, proceeding to the next phase of any such review process, provided that nothing in this Clause 5 or otherwise in this Agreement shall in respect of the Clearances, require any member of the Bidco Group or any member of the Target Group to offer or accept an Unreasonable Remedy and the Target undertakes that neither it nor any member of the Target Group will offer or accept an Unreasonable Remedy without Bidco’s prior written consent.

5.2For the purposes of this Clause 5, “Unreasonable Remedy” means, in the context of any Clearance, the imposition or acceptance by a Relevant Authority of any Remedy which would result in a loss of business, assets or operations of the Bidco Group and/or the Target Group that represents 20 per cent. or more of the net gaming revenue of the Bidco Group and the Target Group on a combined basis in the financial year ending 31 December 2025.

5.3Nothing in this Agreement shall require any party to agree to:
(a)any undertaking, commitment and/or assurance as a condition of obtaining any Clearances; or
(b)divest, sell, hold separate, licence or otherwise dispose of, or agree to any condition to or limitation on the operation of, any of its existing assets or businesses, in each case, that is not conditional on the Proposed Acquisition becoming Effective, except as otherwise agreed by the parties.

5.4Except where otherwise required by Law or a Relevant Authority:
(a)each of Bidco and JerseyCo shall, after prior consultation with Target, and subject to Clause 5.1 and, in observance of any prescription by applicable Law, determine the strategy for obtaining the relevant Clearances, satisfying the Regulatory Conditions and for engagement with any Relevant Authority including, if it becomes reasonably apparent to Bidco (which shall as soon as reasonably practicable inform Target of this fact together with any other relevant details) or to Target (which shall as soon as reasonably practicable inform Bidco of this fact together with any other relevant details) that Remedies will or are likely to be required to secure the relevant Clearances and to satisfy the Regulatory Conditions:
(i)the timing and sequencing of any discussion, offer or agreement of Remedies with the Relevant Authorities; and
(ii)the determination of Remedies agreed with Relevant Authorities; and
(b)each of Bidco and JerseyCo shall contact and correspond with the Relevant Authorities in relation to any filings, notifications or submissions to the extent which Bidco or JerseyCo have determined (pursuant to Clause 5.4(a)) should be made by them regarding such Clearances (including submitting and preparing all necessary filings as soon as reasonably practicable, and responding to any supplemental enquiries by a Relevant Authority as soon as reasonably practicable after receipt of such request), such acts to be done after consultation with Target including as to timing; and
(c)Target shall contact and correspond with the Relevant Authorities in relation to any filings, notifications or submissions which have been determined (pursuant to Clause 5.4(a)) should be made by Target regarding such Clearances (including submitting and preparing all necessary filings as soon as reasonably practicable, and responding to any supplemental enquiries by a Relevant Authority as soon as reasonably practicable after receipt of such request), such acts to be done after consultation with Bidco including as to timing.

5.5If Target is contacted by a Relevant Authority in relation to the Clearances, it shall not respond to such Relevant Authority without having discussed and agreed the substance of the response with Bidco (unless not permitted by applicable Law in the relevant circumstances) provided that Bidco’s agreement shall not be unreasonably withheld, delayed or conditioned.

5.6Target shall be responsible for the payment of filing fees to the Relevant Authorities required to be made by the Target Group in connection with the Clearances (together with any associated administrative fees) and Bidco and JerseyCo shall be responsible for the payment of filing fees to the Relevant Authorities required to be made by the Bidco Group in connection with the Clearances (together with any associated administrative fees).

5.7Except where otherwise required by Law or a Relevant Authority, Bidco and Target shall:
(a)provide each other, in a timely manner and in any event before any applicable deadline or due date, with such information and assistance as may be reasonably required for:
(i)Bidco to determine in which jurisdictions any merger control, regulatory or other filing, notification or submission with a Relevant Authority may be necessary for the purposes of obtaining the Clearances;
(ii)Bidco (and, where required, each party) to make any filings, notifications or submissions to the Relevant Authorities as may be prescribed by applicable Law or as may be otherwise necessary, advisable or expedient in connection with the obtaining of the Clearances and the implementation of the transactions contemplated by the Announcement, taking into account all applicable waiting periods; and/or
(iii)Target (and, where required, each party) to make any filings, notifications or submissions to the Relevant Authorities as may be prescribed by applicable Law or as may be otherwise necessary, advisable or expedient in connection with the obtaining of the Clearances and the implementation of the transactions contemplated by the Announcement, taking into account all applicable waiting periods.
(b)ensure that all information necessary (and that is in the possession of, or reasonably obtainable by, such party):
(i)for any such filings, notifications, submissions (including draft versions) and responding to any information requests (whether written or oral) from any Relevant Authorities; and
(ii)for the identification, structuring and preparation of any Remedies, is supplied based on the information available to it and as promptly as reasonably practicable and in any event before any applicable deadline or due date.

5.8Without prejudice to the generality of Clauses 5.1 and 5.4, and except to the extent that to do so is prohibited by Law or a Relevant Authority:
(a)subject to the other party complying with its obligations under Clause 5.7(a) and Clause 5.7(b), Bidco, or Target and Bidco jointly, or Target, in each case as may be prescribed by applicable Law and as may be required, shall submit a filing (or draft filing, as applicable), notification or submission to each Relevant Authority as soon as reasonably practicable and in any event (i) in respect of any such filing, notification or submission in connection with Conditions 3(b), within 20 Business Days of the date of this Agreement (unless otherwise agreed in writing between the parties) and (ii) in respect of any such filing, notification or submission in connection with Conditions 3(c), by such date as agreed between the parties, where it is necessary or expedient to do so to obtain the Clearances and subject to any earlier applicable mandatory time periods;
(b)each party shall provide such cooperation as is reasonably required by the others in connection with the preparation of all such filings, notifications or submissions (as required) referred to in Clause 5.8(a) and in relation to the preparation of any other submissions, material correspondence or material communications to any Relevant Authority in connection with the Clearances;
(c)each party shall provide, or procure the provision of, draft copies of all filings, submissions, material correspondence and material communications (including, in the case of non-written communications, reasonably detailed summaries of material non-written communications) intended to be sent or communicated to any Relevant Authority or otherwise in relation to obtaining any Clearances to the other party and its legal advisers at such time as will allow the receiving party a reasonable opportunity to provide comments on such filings, submissions, material correspondence and material communications before they are submitted, sent or made (taking due consideration of any reasonable and timely comments or suggested amendments which the other party may have in relation to any such submissions or material communications) and each party shall provide the other party with copies of all such filings, submissions, material correspondence and material communications in the form finally submitted or sent (including, in the case of non-written communications, reasonably detailed summaries of material non-written communications);
(d)neither party shall submit any filings, submissions, material correspondence or material communications to any Relevant Authority without prior consultation with the other party or its representatives;
(e)each party shall notify the other party, and provide copies (including, in the case of non-written communications, reasonably detailed summaries of material non-written communications), in a timely manner of any material correspondence or material communication from any Relevant Authority in relation to obtaining any Clearance;
(f)each party shall keep the other party reasonably informed as to the progress of any notification submitted pursuant to Clause 5.8(a) and 5.8(b) and consider requests by the other party or its advisers: (i) to attend all meetings or material calls with any Relevant Authority or other persons or bodies (unless prohibited by the Relevant Authority, Law or other person or body) relating to obtaining any Clearance; and (ii) to make reasonable oral submissions at such meetings or calls (provided that such oral submissions have been discussed in advance); and
(g)where reasonably requested by a party, and insofar as permitted by the Relevant Authority, the other party shall make available appropriate representatives for meetings and calls with any Relevant Authority in connection with the obtaining of any Clearances.

5.9Each party undertakes to keep the other party informed as soon as reasonably practicable of: (a) material developments which affect or may affect in any way the obtaining of a Clearance; and (b) the satisfaction of the Regulatory Conditions. Bidco shall give notice in writing to Target of the satisfaction or, if applicable, the non-satisfaction of a Regulatory Condition as soon as reasonably practicable and in any event within two Business Days after becoming aware of the same.

5.10Each party undertakes to the other not to withdraw a filing, submission or notification made to any Relevant Authority pursuant to Clause 5.8(a) or 5.8(b) without the prior consent of the other party (such consent not to be unreasonably withheld, delayed or conditioned).

5.11Each of Bidco and JerseyCo undertakes to Target that until the Regulatory Conditions are satisfied it shall not, and shall procure that no other member of the Bidco Group shall, without the prior written consent of Target, enter into an agreement for, or consummate, any acquisition or other transaction which would, or would be reasonably likely to, have the effect of preventing or materially delaying the Effective Date.

5.12If a provision of this Agreement obliges Bidco or Target to disclose any information to the other in connection with securing the Clearances:
(a)that is personally identifiable information of a director, partner, officer or employee of the disclosing party or any member of its group or any of their respective affiliates, unless that information can reasonably be anonymised (in which case the disclosing party shall provide the relevant information on an anonymous basis);
(b)which the disclosing party reasonably considers to be commercially or competitively sensitive or which constitutes or contains business secrets;
(c)which the disclosing party is prohibited from disclosing by applicable Law (including, for the avoidance of doubt, any applicable anti-trust laws) or the terms of an existing contract; or
(d)where such disclosure would result in the loss of privilege that subsists in relation to such information (including legal professional privilege),

such information may, at the election of the disclosing party, be: (i) communicated between Bidco and the Target’s solicitors on an ‘external counsel only’ basis (with a non-confidential and redacted version of the relevant notification, submission or material communication being provided to the other party); (ii) provided by the disclosing party directly to the Relevant Authority (without being required to share such information with the other party); or (iii) communicated pursuant to additional procedures agreed between Bidco and the Target to ensure compliance with all Laws provided that, neither of the parties will be required to disclose information to the other under this Clause 5 if and to the extent such disclosure would be reasonably likely to have a material adverse effect on the disclosing party’s legitimate business interest.

5.13If Target becomes aware that the Gambling Commission of Great Britain has utilised, or proposes or threatens to utilise, its powers under section 118 or section 119 of the Gambling Act 2005 to suspend or revoke any Material UK Gaming Licence (as defined in the Announcement), Target shall promptly notify Bidco and JerseyCo and provide reasonable details of the relevant facts and circumstances. Without prejudice to Bidco’s ability to invoke Condition 3(c)(ii), Target and Bidco shall consult and cooperate in good faith in relation to any such actual, proposed or threatened suspension or revocation, including by sharing information and keeping each other reasonably informed of material developments, with a view to resolving the situation and/or avoiding, remedying or mitigating such suspension or revocation.

5.14If Target becomes aware that any of the following has occurred, or is reasonably likely to occur:
(a)any Acceleration Event (as defined in the evoke ICA which is itself defined in the Announcement) in respect of any of the evoke Facilities (as defined in the Announcement); or

(b)any Declared Default or Declared RCF Default under, and in each case as defined in, the evoke SFA (as defined in the Announcement); or

(c)an Event of Default under, and as defined in, the evoke Notes Indentures (as defined in the Announcement),

Target shall promptly notify Bidco and JerseyCo and provide reasonable details of the relevant facts and circumstances. Without prejudice to Bidco’s ability to invoke Condition 3(k), Target and Bidco shall consult and cooperate in good faith in relation to such event or reasonably anticipated event, including by sharing information and keeping each other reasonably informed of material developments, with a view to resolving the situation and/or avoiding, remedying or mitigating such event (provided however this shall not require Bidco and/or JerseyCo to accept any specific terms or changes or accept materially increased costs).

6.BIDCO DOCUMENTS, SHARES AND BOARD RECOMMENDATION

6.1Bidco shall cause all New Bidco Shares which are issued to Target Shareholders pursuant to the Scheme or a Takeover Offer (as the case may be) to be issued and credited as fully paid and rank pari passu in all respects with Bidco Shares issued and outstanding at the time the New Bidco Shares are issued pursuant to the Proposed Acquisition.

6.2 Bidco shall:
(a)procure that the Bidco Circular is despatched and published as soon as reasonably practicable after the signing of this Agreement and in accordance with the timetable agreed from time to time between the parties, and in any event no later than the date of publication of the Scheme Document; and
(b)convene the Bidco Shareholder Meeting as soon as reasonably practicable following the date falling 10 days after the Target Court Meeting and the Target General Meeting (or such other date as may be agreed by both parties in writing), it being acknowledged that the parties’ intention is that the Target Court Meeting and the Target General Meeting, be held on a date falling as soon as reasonably practicable following the publication of the Scheme Document.

6.3Subject to Clause 5.12 and to the extent permitted by Law, Bidco shall provide, or procure the provision to Target and its advisers of, draft copies of the Bidco Circular (at such time as will allow Target and its advisers reasonable notice of and a reasonable opportunity to review and provide comments on such drafts. Bidco and its advisers shall have regard in good faith to comments reasonably proposed by the Target and its advisers in a timely manner before the Bidco Circular is published in final form and, where practicable, Bidco shall as soon as reasonably practicable notify the Target and its advisers of any material comments received from the relevant Regulatory Authority in relation to the Bidco Circular.

6.4The Bidco Circular shall include the Bidco Board Recommendation, except to the extent that the Bidco Directors have determined in good faith, following consultation with external legal counsel, that including the Bidco Board Recommendation would be inconsistent with any of the respective fiduciary duties of the Bidco Directors.

6.5Subject to Clause 5.12, the Target agrees to provide as soon as reasonably practicable to Bidco, all such information about itself, its directors and the Target Group as may be reasonably requested and which is required for the purpose of inclusion in (or submission with) the Bidco Circular and/or any supplementary circular or prospectus as is required to be published by Bidco.

6.6Neither the Target nor any of its employees or directors shall be required to take responsibility for (or provide to Bidco or its directors or employees any form of comfort in respect of) any information which does not relate to the Target in the Bidco Circular or any part of them.

6.7After the posting of the Bidco Circular and before the Bidco Shareholder Meeting, Bidco shall keep the Target informed, on a regular basis and/or as soon as reasonably practicable following a request from Target, of the number and content of proxy votes received in respect of the Bidco Shareholder Resolutions.
6.8Subject to the approval of the Bidco Shareholder Resolutions at the Bidco Shareholder Meeting, Bidco shall use all reasonable endeavours to cause all New Bidco Shares to be issued to Scheme Shareholders pursuant to the Proposed Acquisition to be approved for listing on the Athens Stock Exchange.

7.SCHEME DOCUMENT

7.1If the Proposed Acquisition is implemented by means of the Scheme, each of Bidco and JerseyCo agrees:

(a)to provide Target (and/or its legal advisers) all such information about itself, its directors, the Wider Intralot Group and any other person acting in concert with Bidco or JerseyCo, as may reasonably be requested and available to them and which is required by Target and/or its legal advisers (having regard to the Code and other applicable Law) for inclusion in the Scheme Document (including any supplementary circular) or in any other documentation required to be produced by the Target in connection with the Scheme, in each case as soon as reasonably practicable upon request;

(b)to provide Target with all such other assistance and access as may reasonably be required in connection with the preparation of the Scheme Document (including any supplementary circular) and any other document required under the Code or by other applicable Law to be published in connection with the Proposed Acquisition, including access to, and ensuring the provision of reasonable assistance by, Bidco’s relevant professional advisers, in each case as soon as reasonably practicable upon request; and

(c)to procure that each Bidder Responsible Person accepts responsibility, in the terms required by the Code, for all the information (including any expressions of opinion) in the Scheme Document (including any supplementary circular) and any other document required under the Code or by other applicable Law to be published in connection with the Scheme relating to themselves (and members of their immediate families, related trusts and persons connected with them), the Wider Intralot Group, the financing of the Proposed Acquisition, information on Bidco’s future plans for the

Target Group, its business and its management and employees, any statements of opinion, belief or expectation of the Bidco Directors in relation to the Proposed Acquisition following the Effective Date and any other information in the Scheme Document for which an offeror and/or any director of an offeror is required to accept responsibility under the Code (the “Relevant Bidder Information”).

7.2If the Proposed Acquisition is implemented by means of the Scheme, Target agrees:
(a)to prepare, as soon as reasonably practicable, the Scheme Document to be sent to Target Shareholders in connection with the Scheme;

(b)to consult with Bidco and JerseyCo as to the timing of the publication of the Scheme Document;

(c)to provide, or procure the provision to Bidco, JerseyCo and their respective advisers of, draft copies of the Scheme Document at such time as will allow Bidco, JerseyCo and their respective advisers reasonable notice of and a reasonable opportunity to review and provide comments on such drafts. Target and its advisers shall have regard in good faith to comments reasonably proposed by Bidco, JerseyCo and their respective advisers in a timely manner before such drafts are published in final form;

(d)to seek Bidco's approval of the contents of the Relevant Bidder Information contained in the Scheme Document before it is published, and to afford Bidco sufficient time to consider such document in order to give their approval of information for which Bidco or the Bidco Directors are taking responsibility (such approval not to be unreasonably withheld, delayed or conditioned); and

(e)to procure that each Target Responsible Person accepts responsibility, in the terms required by the Code, for all the information (including any expressions of opinion) in the Scheme Document (including any supplementary circular) and any other document required under the Code or by other applicable Law to be published in connection with the Scheme relating to themselves (and members of their immediate families, related trusts and persons connected with them), the Wider evoke Group and any other information in the Scheme Document for which an offeree and/or any directors of an offeree is required to accept responsibility under the Code.

7.3Each of Bidco and JerseyCo shall correct any information provided by it for use in the Scheme Document, the Bidco Circular or any supplementary circular to be prepared in connection with the Scheme to the extent that such information has become false or misleading as promptly as reasonably practicable after it becomes aware that such information has become false or misleading and shall notify Target as promptly as reasonably practicable after that party becomes aware that such information has become false or misleading. Target shall correct any information provided by it for use in the Scheme Document, the Bidco Circular or any supplementary circular to be prepared in connection with the Proposed Acquisition to the extent that such information has become false or misleading as promptly as reasonably practicable after it becomes aware that such information has become false or misleading and shall notify Bidco and JerseyCo as promptly as reasonably practicable after it becomes aware that such information has become false or misleading.

7.4Target shall ensure that the Scheme Document is consistent in all material respects with the Announcement, save for any modifications or amendments agreed in writing between the parties.

8.IMPLEMENTATION OF THE PROPOSED ACQUISITION
8.1The parties intend that the Scheme Document shall be published and dispatched as soon as reasonably practicable and in any event within 28 days of the Announcement (or such later date as the parties may jointly agree, each acting reasonably).
8.2Where the Proposed Acquisition is being implemented by way of the Scheme:
(a)each of Bidco and JerseyCo undertakes:
(i)save in respect of obligations with respect to obtaining the Clearances, which shall be determined in accordance with Clause 5, to co-operate with Target and its advisers and to take or cause to be taken all such steps as are permissible by the Code and Law and are within its power that are necessary to implement the Proposed Acquisition in accordance with, and subject to the terms and conditions set out in, the Announcement and the Scheme Document (or, following a Switch, the Offer Document); and
(ii)that it will not object to the Sanction Hearing being convened, provided that it is scheduled for a date that is not earlier than the date of satisfaction or waiver of the Regulatory Conditions;
(b)Bidco undertakes that, by no later than 10.00 a.m. on the Business Day immediately preceding the Sanction Hearing, it shall deliver a notice in writing to Target either:
(i)confirming the satisfaction or waiver of all Conditions (other than the Scheme Conditions); or
(ii)confirming its intention to invoke one or more Conditions (if permitted by a decision of the Code Committee or a Code Ruling, where required, or where Bidco is otherwise permitted to invoke any such Condition under Clause 3.4) and providing reasonable details of the event which has occurred, or circumstances which have arisen, which Bidco reasonably considers entitle it to invoke such Condition(s) or treat it as unsatisfied or incapable of satisfaction and why (if applicable under the Code) Bidco considers such event or circumstance to be sufficiently material for the Code Committee to permit it to invoke such Condition(s) and shall provide Target with reasonable opportunity to remedy such matter; and
(c)where Bidco confirms the satisfaction or waiver of all Conditions (other than the Scheme Conditions) in accordance with Clause 8.2(b)(i), Bidco and JerseyCo shall (whether by instructing its own counsel or Target’s counsel to appear on their behalf at the Sanction Hearing) undertake to the Court to be bound by the terms of the Scheme in so far as it relates to Bidco or JerseyCo (as applicable), and shall provide such documentation or information as may be reasonably required by Target’s counsel (if applicable) or the Court in relation to such undertaking.
8.3Where the Proposed Acquisition is being implemented by way of the Scheme, each of Bidco and JerseyCo shall vote in favour of the Target Resolutions in respect of any Target Shares it holds (whether beneficially or otherwise) at the Voting Record Time, save to the extent that Bidco invokes one or more Conditions (if permitted by a decision of the Code Committee or a Code Ruling, where required, or where Bidco is otherwise permitted to invoke any such Condition under Clause 3.4).
8.4Save in respect of obligations with respect to obtaining the Clearances, which shall be determined in accordance with Clause 5, Target shall use all reasonable endeavours to implement the Proposed Acquisition in accordance with the timetable agreed between the parties from time to time. Target shall, at Bidco’s request after all Conditions (other than the Scheme Conditions) have been satisfied or waived, take all steps within its power to convene the Sanction Hearing as soon as reasonably possible.

8.5If Bidco, JerseyCo or Target becomes aware of any fact, matter or circumstance that it reasonably considers would be likely to:
(a)significantly change the Scheme timetable or
(b)entitle Bidco to invoke any of the Conditions (applying the test set out in Rule 13.5 of the Code to the extent such Rule is relevant),
Bidco, JerseyCo or Target, as applicable, (subject to any restriction under applicable Law) shall inform the others as soon as reasonably practicable, providing reasonable details of such fact, matter or circumstance.

9.SWITCHING TO A TAKEOVER OFFER

9.1The parties intend as at the date of this Agreement that the Proposed Acquisition will be implemented by way of a Scheme. However, Bidco shall be entitled to implement the Proposed Acquisition by way of a Takeover Offer rather than the Scheme if Target provides its prior written consent (and the Target hereby agrees that it will not unreasonably withhold, delay or condition such consent) (a “Switch”).

9.2In the event of a Switch, unless otherwise agreed in writing between Bidco and Target:

(a)all provisions of this Agreement shall continue to apply, save as set out in this Clause 9;

(b)all provisions of this Agreement relating to the Scheme and the Scheme Document and its implementation shall apply to the Takeover Offer and the Offer Document or its implementation, mutatis mutandis, with the minimum amendment as is reasonably required to account for the different implementation method, save as set out in this Clause 9;

(c)Bidco shall:
(i)prepare, as soon as reasonably practicable, the Offer Document and Form of Acceptance each to be used by the Target Shareholders in relation to the Takeover Offer;

(ii)consult with Target as to the timing of the publication of the Offer Document and Form of Acceptance each to be used by the Target Shareholders in relation to the Takeover Offer;

(iii)consult with Target in relation to the Offer Document and Form of Acceptance each to be used by the Target Shareholders in relation to the Takeover Offer and shall allow Target a reasonable opportunity to consider the draft Offer Document and Form of Acceptance for review and comment, and shall consider in good faith comments proposed by Target;

(iv)seek Target’s approval of the contents of the information on Target contained in the Offer Document before it is published, and to afford Target sufficient time to consider such document in order to give its approval of information for which Target or the Target Directors are taking responsibility (such approval not to be unreasonably withheld, delayed or conditioned). Bidco shall only publish the Offer Document once the information in the Offer Document for which Target or the Target Directors are taking responsibility is in a form satisfactory to Bidco and Target (both acting reasonably), provided that if Target does not approve the Offer Document within 28 days from the date of the Switch, Bidco shall be entitled to publish the Offer Document containing only information required by Rule 24 of the Code (as applied pursuant to this Agreement) and excluding such information as may be approved by the Code Committee;

(v)consult with Target in a timely manner as to the form and content and timing of publication of any announcements relating to the Switch and its implementation and any proposed changes to the timetable in relation to the implementation of the Switch; and

(vi)procure that the Acceptance Condition shall be set at least more than fifty (50) per cent. but not more than seventy five (75) per cent of the Target Shares to which the Takeover Offer relates;

(d)Each of Bidco and JerseyCo agrees:
(i)not to take any action which would cause the Takeover Offer not to proceed, to lapse or to be withdrawn, in each case for non-fulfilment of the Acceptance Condition, prior to the Unconditional Date (including, without limitation, by specifying in the Offer Document an unconditional date which is earlier than the 60th day after publication of the Offer Document), and to ensure that the Takeover Offer remains open for acceptances until such time;

(ii)not to, without the prior written consent of Target, make any acceleration statement (as defined in the Code); and

(iii)if any Regulatory Condition has not been satisfied (or waived (if capable of waiver)) by 5.00 p.m. on the second day prior to Day 39, the timetable shall be suspended pursuant to Rule 31.4(a) of the Code to a date agreed with Target which, in the reasonable opinion of Target, allows sufficient time for the satisfaction of the relevant Regulatory Condition;

(e)Bidco shall ensure that, subject to the terms of this Agreement, the Takeover Offer is made on substantially the same terms and conditions as those set out in the Announcement and the only conditions to the Takeover Offer shall be the Conditions (subject to replacing the Scheme Conditions with the Acceptance Condition), unless the parties agree otherwise in writing or with any modification or amendments to such terms and Conditions; and

(f)Bidco shall keep Target informed, on a confidential basis on the next Business Day following receipt of a written request from Target, of the number of Target Shareholders that have validly returned their acceptance or withdrawal forms or incorrectly completed their acceptance or withdrawal forms, the identity of such shareholders and the number of Target Shares to which such forms relate.

10.CONDUCT PENDING COMPLETION OF THE PROPOSED ACQUISITION
10.1For the duration of the Relevant Period, the Target undertakes to Bidco that it shall, and shall procure that the members of the Target Group shall ensure that the business of the Target Group (taken as a whole) is conducted in the ordinary and usual course of business and shall further comply with Schedule 2.

10.2For the duration of the Relevant Period, the Target undertakes to Bidco that it shall, and shall procure that the members of the Target Group shall, use all reasonable endeavours to:
(a)pursue the Target Group’s 2026 plans for tech debt reduction, tech consolidation and data centre decommissioning set out in the Budget Schedule and notify Bidco in writing of any change to such plans;
(b)bring up to date any statutory accounts and tax returns which are overdue as at the date of this Agreement;
(c)continue with Project Goliath (as disclosed to Bidco) and the removal of any dormant entities in the Target Group; and
(d)using the mechanisms for the exchange of information set out in the Clean Team Agreement where appropriate, provide to Bidco, on a monthly basis by no later than the twentieth Business Day following the end of the relevant calendar month during the Relevant Period, a report containing the following information in respect of the Target Group:
(i)monthly management accounts for the preceding calendar month together with year-end accounts and any other accounts provided to the holders of the Target Group’s publicly traded bonds, in each such case comprising a balance sheet, profit and loss account and cash flow statement prepared on a basis consistent with the Target Group’s normal applicable financial reporting practices;
(ii)a summary of material developments in the Target Group's business, operations, financial condition and prospects during the preceding calendar month;
(iii)details of any Material Contract entered into or amended, terminated or expired during the preceding calendar month;
(iv)details of any disputes, claims or litigation commenced or formally threatened during the preceding calendar month which would, or is reasonably likely to result, in a payment by or to another member of the Target Group in excess of GBP 1,000,000;
(v)progress update for the Target Group’s ongoing synergies and cost savings plans during the preceding calendar month, including details of any key milestones achieved, material delays or issues encountered, any underperformance or variance from the anticipated plan or timeline for completion;
(vi)progress update for European player claims in any of the jurisdictions specified in the Budget Schedule during the preceding calendar month. Target hereby undertakes not to settle any European player claim in any of the jurisdictions specified in the Budget Schedule at a rate in excess of the applicable settlement rate set out in the Budget Schedule without the prior written consent of Bidco (such consent not to be unreasonably withheld, delayed or conditioned);
(vii)copies of the financial reporting sections of the board packs in respect of any board meetings held during the preceding calendar month; and

(viii)details of any material regulatory and compliance matters during the preceding calendar month, including any material correspondence with any regulator and/or any compliance assessment or audit by a regulator in relation to the operations of the Target Group.

10.3For the duration of the Relevant Period, Bidco undertakes to the Target that it shall, and shall procure that the members of the Bidco Group shall, comply with Schedule 3.

10.4Following the Target Shareholder Meetings, if the Proposed Acquisition is approved at such Target Shareholder Meetings, Bidco and Target shall convene a committee to discuss and progress the detailed planning and arrangements to implement the savings set out in the Synergy Statement (as defined in the Announcement) such that such savings can be implemented in a timely and efficient manner and be maximized, in each case to the extent reasonably achievable (the “Integration Committee”). Each party shall ensure that the participants it appoints to the Integration Committee shall have sufficient skill, knowledge and experience to manage such process and that they make arrangements to meet at least monthly. For the avoidance of doubt, the parties acknowledge that nothing in this Clause 10.4 shall require the Target to provide information to the extent that would constitute a breach of Law or require the Target to actually implement any such steps prior to the Effective Date. In addition, the information requirements set out in Clause 10.2(d)(iii), (v) and (vi) may be satisfied by providing such information to the Integration Committee.

11.FINANCING COOPERATION

11.1During the Relevant Period, the Target undertakes to Bidco and JerseyCo that it shall use all reasonable endeavours to cooperate with, and procure that each member of the Target Group cooperates with, Bidco and JerseyCo, in order to:
(a)provide input to the preparation of, and facilitate the funding under, the Debt Financings; and
(b)prepare and facilitate the Consent Solicitation, in each case to the extent such cooperation is reasonably requested by Bidco or JerseyCo.

11.2During the Relevant Period, each of Bidco and JerseyCo undertake to the Target that it (and to the extent applicable, its affiliates):

(a)will not (without the Target’s prior written consent) terminate or amend or waive any right under the 2L Facility, the Transaction Support Agreements or any commitment letter, term sheet or other undertaking given by any Debt Financing Source under the 2L Facility in respect thereof that would render the conditions to obtaining the 2L Facility less favourable or more onerous, materially in the aggregate, than those set forth in the Debt Commitment Letter in respect of the 2L Facility and that would not, and would not reasonably be expected to, prevent, delay or impair the ability of Bidco and JerseyCo to implement the 2L Facility or consummate the transactions contemplated by this Agreement;
(b)will comply with and not breach the terms of the 2L Facility, the Transaction Support Agreements and any Debt Commitment Letter in respect of the 2L Facility or other undertaking given by any Debt Financing Source in respect thereof in a way that could reasonably be expected to prevent, delay or impair the ability of Bidco and JerseyCo to implement the 2L Facility or consummate the transactions contemplated by this Agreement;
(c)will provide all reasonable and customary support required in connection with the Consent Solicitation, including providing prompt cost cover for any consent fees offered by Bidco and/or JerseyCo to holders of such target instruments;

(d)will, as reasonably required and in cooperation with the Target, take all steps necessary to enforce its rights under the 2L Facility, the Transaction Support Agreements and any Debt Commitment Letter in respect of the 2L Facility or other undertaking given by any Debt Financing Source under the 2L Facility in respect thereof, and any other agreement relating to the 2L Facility; and
(e)promptly (and in any event within 3 Business Days) notify the Target in writing of any fact, change, condition, circumstance or occurrence or non-occurrence of any event that would result or reasonably be likely to result in all or a portion of the 2L Facility to not be available in the manner contemplated as at the date of this Agreement, in each case, to the extent Bidco and/or JerseyCo (or any of its affiliates) is party thereto.

11.3For the purpose of this Clause 11, “Consent Solicitation” shall mean the efforts undertaken by the Target Group and Bidco to obtain consents, in any manner reasonably agreed between the Target Group and the Bidco, to amend and waive certain provisions of: (i) the indenture governing the 10¾ per cent. senior secured notes due 2030; (ii) the indenture governing the 8.000 per cent. senior secured notes due 2031, each issued by 888 Acquisitions Limited; and (iii) the Target RCF, including, without limitation; (x) the engagement of solicitation agents and tabulation and information agents; (y) efforts to facilitate the consents in a private consent process for certain noteholders and certain lenders; and (z) efforts to facilitate the consents in public consent process for all noteholders (which, for the avoidance of doubt, includes any public consent process commenced after the required consents have been obtained through a private consent process and the indentures referred to in sub-clauses (i) and (ii) have been amended).

11.4For the purposes of this Clause 11, “Debt Financings” shall mean:
(a)the second lien term facility between, among others, 888 Acquisitions Limited, as borrower, evoke plc, as target, and the commitment parties named therein, to be entered into in connection with the Proposed Acquisition (the “2L Facility”);

(b)the senior secured bridge facility between, among others, Intralot Capital Luxembourg S.A., as borrower, Bally’s Intralot S.A., as parent guarantor, Deutsche Bank AG and Jefferies Finance LLC, as mandated lead arrangers, Deutsche Bank Luxembourg S.A., as agent, and the lenders named therein, to be entered into on or around the date of this Agreement (the “DB Bridge Facility”); and

(c)the redemption facility between, among others, a subsidiary of the Target, as borrower, and OHA (UK) LLP, as lender, to be entered into as an alternative financing in case applicable (the “OHA Redemption Facility”).

11.5For the purposes of this Clause 11, “Debt Financing Sources” shall mean any commitment party, agent, lender or similar party under the Debt Financings.

11.6For the purposes of this Clause 11, “Transaction Support Agreements” shall mean the transaction support agreements between, among others, Bidco, the Target and Kroll Issuer Services Limited dated 22 May 2026 and 1 June 2026 respectively.

11.7For the purposes of this Clause 11, “Debt Commitment Letters” shall mean any commitment letter pursuant to which a Debt Financing Source has memorialised its commitment to provide any Debt Financing.

11.8For the purposes of this Clause 11, “cooperation” shall mean, without limitation:
(a)providing to Bidco and JerseyCo in a prompt and timely manner:
(i)the audited consolidated financial statements of the Target;
(ii)any pertinent and customary financial and other information regarding the Target Group requested by Bidco and JerseyCo; provided that the Target Group shall not be responsible for the preparation of any pro forma financial statements or pro forma adjustments thereto (including any synergies or cost-savings initiatives);

(b)cooperating in satisfying the conditions precedent to obtaining and utilizing the Debt Financings, in each case to the extent such conditions are consistent with the terms disclosed to the Target prior to the date of this Agreement, and using commercially reasonable efforts to cooperate in satisfying such conditions precedent to the extent they are in addition to, and/or more onerous than, the conditions disclosed to the Target prior to the date of this Agreement, in each case to the extent satisfaction of such conditions requires the cooperation of, or is within the control of, the Target Group;

(c)cooperating in the completion of the Consent Solicitation, in each case to the extent the terms of such Consent Solicitation are consistent with the terms disclosed to the Target prior to the date of this Agreement, and using commercially reasonable efforts to cooperate in the completion of the Consent Solicitation to the extent the terms of such Consent Solicitation are in addition to, and/or more onerous than, the terms disclosed to the Target prior to the date of this Agreement, in each case including in each case, without limitation, executing any relevant documents, facilitating payment of any related fees to consenting noteholders, whether in a private consent or a public consent, consenting lenders in respect of the Target RCF and any solicitation agent in respect of the consent from the noteholders (which fees shall be funded in full by Bidco and/or JerseyCo and shall not require the Target to expend its own resources) and delivering information or certifications to any party necessary to effect such Consent Solicitation, to the extent such completion of the Consent Solicitation requires the cooperation of, or is within the control of, the Target Group;

(d)participating in a reasonable number of meetings, presentations and due diligence sessions, and cooperating with the marketing efforts of Bidco and the Debt Financing Sources, in each case in connection with the arrangement of the Debt Financing, including direct contact between senior management and representatives of the Target Group, on the one hand, and the Debt Financing Sources and potential lenders for the Debt Financing, on the other hand;

(e)facilitating: (i) the granting of security interest (and perfection thereof) in collateral; and (ii) the preparation, execution and delivery of any definitive financing documents and certificates, as may be reasonably requested by Bidco, JerseyCo or the Debt Financing Sources; and

(f)no later than three Business Days prior to the end of the Relevant Period, providing the Debt Financing Sources with all documentation and other information reasonably requested in connection with applicable “know your customer” and anti-money laundering rules and regulations;

provided in each case that such cooperation shall not be required to the extent that it would unreasonably interfere with the ongoing business of any of the Target Group or otherwise require the Target Group to incur any liability related to the 2L Facility that is not conditional on the Effective Date and all reasonable and properly incurred costs and expenses in respect of such assistance are the sole responsibility of Bidco and JerseyCo and not the Target and, if incurred by the Target Group in connection with such cooperation, shall be promptly reimbursed by Bidco and JerseyCo upon request by the Target (with such reimbursement to be made in any event within 10 Business Days of such request). Notwithstanding the foregoing, no member of the Target Group shall be required:
(i)to disclose commercially sensitive or legally privileged information regarding itself or its representatives to Bidco, JerseyCo, the Debt Financing Sources or their affiliates unless such disclosure is on a confidential, external counsel-to-counsel basis and, to the extent possible, with such redaction, aggregation or anonymization as required to remove its commercial sensitivity or preserve legal privilege, as reasonably determined by counsel to the Target;
(ii)to draw funds under the 2L Facility save where all the Conditions (other than the delivery of the order of the Court sanctioning the Scheme to the Gibraltar Registrar of Companies) have been satisfied;
(iii)to deliver any form of legal opinion, negative assurance letter, officer’s or director’s certificate or equivalent to Bidco, JerseyCo, the Debt Financing Sources or their affiliates, other than any such documentation that (x) is in customary form and is required under the terms of the Debt Financings disclosed to Target prior to the date of this Agreement or (y) is otherwise commercially reasonable for the Target Group to provide; or
(iv)to take any action, or omit to take any action, that could be reasonably expected to delay or cause the non-occurrence of the Effective Date, or give rise to a breach of this Agreement not otherwise consented to by Bidco and JerseyCo.

11.9The Target undertakes to Bidco and JerseyCo that: subject to:
(a)compliance by Bidco and JerseyCo with the foregoing conditions of this Clause 11;
(b)the Target having received copies of the final form of the 2L Facility prior to becoming a party thereto; and
(c)the terms of the 2L Facility being consistent with (i) the terms disclosed to the Target prior to the date of this Agreement and (ii) the Debt Commitment Letter in respect of the 2L Facility entered into on or about the date of this Agreement, upon any member of the Target Group becoming a party to the 2L Facility, it shall, and shall procure that any such member of the Target Group shall, comply with the terms of the 2L Facility during the Relevant Period.

11.10The Target shall have the right to review and comment on the terms of the 2L Facility and Bidco and JerseyCo shall consider such comments in good faith (but need not take them into account). Bidco and JerseyCo shall not agree to any terms of the 2L Facility that would impose obligations on the Target Group that are more onerous, materially in the aggregate, than those disclosed to the Target prior to the date of this Agreement, without the Target’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

12.TARGET SHARE SCHEMES AND EMPLOYEE-RELATED MATTERS
12.1The provisions of Schedule 1 shall apply in respect of the Target Share Schemes and certain Target employee-related matters.

13.DIRECTORS’ AND OFFICERS’ INSURANCE
13.1If and to the extent such obligations are permitted by applicable Law, for six years after the Effective Date, Bidco shall procure that the members of the Target Group honour and fulfil their respective obligations (if any) existing as at the date of this Agreement to indemnify their respective directors and officers and to advance expenses, and provide reasonable assistance to such directors and officers to the extent they need to make a claim against the existing Target directors’ and officers’ insurance policy (including any associated run off cover), in each case with respect to matters existing or occurring at or prior to the Effective Date.

13.2Bidco acknowledges that Target may (prior to the Effective Date) purchase directors’ and officers’ liability insurance cover for both current and former directors and officers of the Target Group, including directors and officers who retire or whose employment is terminated as a result of the Proposed Acquisition, for acts and omissions up to and including the Effective Date, in the form of runoff cover for a period of six years following the Effective Date. Such insurance cover shall be with reputable insurers and provide cover, in terms of amount and breadth, substantially equivalent to that provided under the Target Group’s directors’ and officers’ liability insurance as at the date of this Agreement (“Run-Off Cover”), provided that neither Target nor Bidco (pursuant to Clause 13.3) shall be required to pay an aggregate premium for such Run-Off Cover in excess of 250 per cent. of the annual premium paid as at the date of this Agreement by the Target Group for its directors’ and officers’ liability insurance (250 per cent. of such annual premium being the “Base Premium”), and if the cost of such Run-Off Cover would exceed the Base Premium, Target or Bidco (as applicable) shall instead obtain a policy with the greatest coverage available for an aggregate cost not exceeding the Base Premium.

13.3To the extent that Target has not purchased directors’ and officers’ liability insurance cover pursuant to Clause 13.2 on or before the Effective Date, Bidco shall procure, with effect from the Effective Date, the provision of Run-Off Cover on the same basis as Clause 13.2 above.

14.TERMINATION
14.1Subject to Clauses 14.2 and 14.3, this Agreement shall terminate with immediate effect and all obligations of the parties under this Agreement shall cease, as follows:
(a)if agreed in writing between the parties;
(b)if the Announcement is not released through a Regulatory Information Service by the time specified in Clause 2.1 (unless, prior to that time, Target and Bidco have agreed another time in accordance with Clause 2.1, in which case the later time and date shall apply for the purposes of this Clause 14.1(b));
(c)upon service of written notice by Bidco to Target, if a Target Board Recommendation Change occurs;
(d)upon service of written notice by Target to Bidco, if a Bidco Board Recommendation Change occurs;
(e)upon service of written notice by Bidco to Target or Target to Bidco, if a Competing Proposal completes, becomes effective or is declared or becomes unconditional;

(f)upon service of written notice by Bidco to Target or Target to Bidco, if any Condition has been invoked by Bidco (with the consent of the Code Committee or pursuant to a Code Ruling, where required, or where Bidco is otherwise permitted to invoke any such Condition under Clause 3.4);
(g)upon service of written notice by Bidco to Target or Target to Bidco, if the Scheme is not approved at the Target Court Meeting, the Target Resolutions are not passed at the Target General Meeting, or the Court refuses to sanction the Scheme;
(h)upon service of written notice by Bidco to Target, if Target unreasonably withholds or delays providing prior written consent to a Switch pursuant to Clause 9.1;
(i)if the Proposed Acquisition is withdrawn or lapses in accordance with its terms prior to the Long-Stop Date, other than where:
(i)such lapse or withdrawal is as a result of the exercise of Bidco’s right to effect a Switch in accordance with Clause 9; or
(ii)it is otherwise to be followed within five (5) Business Days by an announcement under Rule 2.7 of the Code made by Bidco or a person acting in concert with it to implement the Proposed Acquisition by a different offer or scheme on substantially the same or improved terms; or
(j)unless otherwise agreed by the parties in writing, if the Effective Date has not occurred on or before the Long-Stop Date.

14.2Termination of this Agreement shall be without prejudice to the rights of the parties which have arisen prior to termination, including any claim in respect of a breach of this Agreement.

14.3Clauses 15 to 23 (inclusive), 25 to 29 (inclusive), this Clause 14 and all related provisions of Clause 1 shall survive termination of this Agreement.

15.APPLICABLE LAWS, RULES AND REGULATIONS
15.1Bidco and JerseyCo each agree that they shall comply with Rule 35 of the Code (as if the parties and the Proposed Acquisition were each subject to the Code) notwithstanding the lapse or withdrawal of the Proposed Acquisition or the termination of this Agreement, provided that:
(a)neither Bidco nor JerseyCo will be bound by Rule 35.4 of the Code following termination of this Agreement if the Target Directors have either: (i) not obtained a relevant competing offeror’s undertaking to be bound by Rule 35.4 of the Code (as modified pursuant to this Clause 15.1) in connection with its competing offer (“Competing Bidder Undertaking”); or (ii) waived or released the Competing Bidder Undertaking; and
(b)nothing in this Clause 15.1 shall restrict Bidco’s right to effect a Switch with the consent (such consent not to be unreasonably withheld, delayed or conditioned) of the Target in accordance with Clause 9.

15.2Nothing in this Agreement shall oblige Target or the Target Directors to recommend a Takeover Offer or a Scheme proposed by Bidco, any member of the Bidco Group or any other person acting in concert with Bidco.

15.3Without prejudice to the representations and warranties given by the parties pursuant to Clause 16, nothing in this Agreement shall be taken to restrict any member of the Wider Intralot Group or the directors of any member of the Wider Intralot Group, or any member of the Wider evoke Group or the directors of any member of the Wider evoke Group, from complying with Law, orders of court or regulations, the UK Listing Rules and the rules and regulations of the Financial Conduct Authority.

16.REPRESENTATIONS AND WARRANTIES
16.1Each of Bidco and JerseyCo represents and warrants to Target, and Target represents and warrants to Bidco and JerseyCo, on the date of this Agreement, that:
(a)it has the requisite power and authority to enter into and perform its obligations under this Agreement;
(b)this Agreement constitutes its legal, valid and binding obligations in accordance with its terms; and
(c)the execution and delivery of, and performance of its obligations under, this Agreement will not:
(i)result in any breach of any provision of its constitutional documents;
(ii)result in a breach of, or constitute a default under, any instrument which is material in the context of the Proposed Acquisition to which it is a party or by which it is bound; or
(iii)result in a breach of any order, judgment, or decree of any court or governmental agency to which it is a party or by which it is bound.
16.2No party shall have any claim against any other party pursuant to Clause 16.1 for misrepresentation or breach of warranty after the Effective Date (without prejudice to any liability for fraud or fraudulent misrepresentation).
16.3Each of Bidco and JerseyCo acknowledges and agrees that any information and/or assistance provided by any of the Target’s directors, officers, employees or advisers (each a “Target Representative”) to it and/or any member of the Bidco Group or any of their respective directors, officers, employees or advisers, whether before, on or after the date of this Agreement:
(a)pursuant to the obligations of Target under or otherwise in connection with this Agreement; or
(b)in connection with the Proposed Acquisition,
shall in each case be (and have been) given on the basis that the relevant Target Representative shall not incur any liability, whether in contract, tort (including negligence) or otherwise, in respect of any loss or damage that any of Bidco and/or any member of the Wider Intralot Group or any of their respective directors, officers, employees or advisers may suffer as a result of the provision of any such information and/or assistance, save in each case for loss or damage to the extent resulting from the fraud or fraudulent misrepresentation of the relevant Target Representative.

16.4Target acknowledges and agrees that any information and/or assistance provided by any of Bidco's or JerseyCo’s directors, officers, employees or advisers (each a “Bidco Representative”) to it and/or any member of the Target Group or any of their respective directors, officers, employees or advisers, whether before, on or after the date of this Agreement:
(a)pursuant to the obligations of Bidco or JerseyCo under or otherwise in connection with this Agreement; or
(b)in connection with the Proposed Acquisition,
shall in each case be (and have been) given on the basis that the relevant Bidco Representative shall not incur any liability, whether in contract, tort (including negligence) or otherwise, in respect of any loss or damage that any of Target and/or any member of the Wider evoke Group or any of their respective directors, officers, employees or advisers may suffer as a result of the provision of any such information and/or assistance, save in each case for loss or damage to the extent resulting from the fraud or fraudulent misrepresentation of the relevant Bidco Representative.

17.GUARANTEE
17.1In this Clause 17, “JerseyCo Guaranteed Obligations” means all present and future obligations, commitments, undertakings, warranties, indemnities, covenants and liabilities of or given by JerseyCo to Target or to any Relevant Third Party under this agreement.
17.2In consideration of Target entering into this agreement, Bidco irrevocably and unconditionally:
(a)guarantees to Target and to each Relevant Third Party the due and punctual performance and observance by JerseyCo of the JerseyCo Guaranteed Obligations; and
(b)undertakes to Target and to each Relevant Third Party that, if and whenever JerseyCo defaults for any reason in the performance of any JerseyCo Guaranteed Obligation, Bidco shall immediately on demand perform (or procure the performance of) and satisfy (or procure the satisfaction of) such JerseyCo Guaranteed Obligation in the manner set out in this Agreement as if it were the principal obligor, and so that the same benefits shall be conferred on Target and each Relevant Third Party as would have been conferred on them had such JerseyCo Guaranteed Obligation been duly performed and satisfied by JerseyCo.

17.3The guarantee contained in this Clause 17 is:
(a)a continuing guarantee and shall extend to all of the JerseyCo Guaranteed Obligations, reduced to the extent of any intermediate payment or discharge in whole or in part; and
(b)in addition to, and is not in substitution for and shall not merge with or be prejudiced by, any other rights, remedies or security which Target and/or any Relevant Third Party may at any time hold in respect of the JerseyCo Guaranteed Obligations.

17.4If any payment by JerseyCo or discharge given by Target and/or any Relevant Third Party is avoided or reduced as a result of insolvency, liquidation, administration or otherwise, the liability of JerseyCo and Bidco under this Clause 17 shall continue or be reinstated as if the avoidance or reduction had not occurred.
17.5The obligations of Bidco under this Clause 17 shall not be affected by any act, omission, matter or thing which, but for this Clause 17 would reduce, release or prejudice any such obligations (without limitation and whether or not known to JerseyCo or Target or any Relevant Third Party), including:
(a)any termination, amendment, variation, novation or supplement (however fundamental and whether or not more onerous) of or to this agreement and/or the JerseyCo Guaranteed Obligations;
(b)any failure or delay in seeking performance of any JerseyCo Guaranteed Obligation or any granting of time or other indulgence for such performance;
(c)any illegality, invalidity or unenforceability of any obligation or liability of any person under this agreement;
(d)any incapacity or lack of power, authority or legal personality of or dissolution of JerseyCo or any other person;
(e)any change in the constitution, status or control of JerseyCo or Bidco;
(f)any insolvency, liquidation, administration or other equivalent or similar proceedings;
(g)the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, JerseyCo, Bidco or any other person, or any non-presentation or non-observance of any formality or other requirement in respect of any instrument, or any failure to realise the full value of any security; or
(h)the release of JerseyCo or any other person under the terms of any composition or arrangement with any creditor.

17.6Without prejudice to the generality of Clause 17.5, Bidco expressly confirms that it intends that the provisions of this Clause 17 shall extend from time to time to any variation, increase, extension or addition of or to this Agreement.

17.7Bidco waives any right it may have to require Target or any Relevant Third Party (or any trustee or agent on its behalf) to proceed against or enforce any security or other rights against or claim payment from any person before claiming from Bidco under this Clause 17. This Clause 17.7 applies irrespective of any Law or any provision of this agreement to the contrary.

18.COSTS
Except as otherwise provided in this Agreement, each party shall pay its own costs incurred in connection with negotiating, preparing and completing this Agreement or otherwise in connection with the Proposed Acquisition.
19.ENTIRE AGREEMENT
19.1Without prejudice to the terms of the Announcement or the Scheme Document or Offer Document (as applicable), this Agreement, the Confidentiality Agreement and the Clean Team Agreement together set out the entire agreement between the parties relating to the Proposed Acquisition and supersede any previous draft, agreement, arrangement or understanding, whether in writing or not, relating to the Proposed Acquisition.
19.2Each party acknowledges that in entering into this Agreement it is not relying upon any pre-contractual statement that is not set out in this Agreement or the Confidentiality Agreement.
19.3Except in the case of fraud or fraudulent misrepresentation, no party shall have any right of action against any other party to this Agreement arising out of or in connection with any pre-

contractual statement except to the extent that it is repeated in this Agreement or the Confidentiality Agreement.
19.4For the purposes of this clause, “pre-contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement or the Confidentiality Agreement made or given by any person at any time prior to the entry into of this Agreement.
19.5Nothing in this Agreement shall limit any liability for (or remedy in respect of) fraud or fraudulent misrepresentation.
19.6Each party agrees to the terms of this Clause 19 on its own behalf.

20.ASSIGNMENT
Unless the parties specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it.
21.NOTICES
21.1A notice under or in connection with this Agreement (a “Notice”) shall be:
(a)in writing;
(b)in the English language; and
(c)delivered personally or sent by first class post pre-paid recorded delivery (and air mail if overseas) or by email to the party due to receive the Notice at the address specified in Clause 21.3 (or to another address specified by that party by not less than seven days’ written notice to the other party).
21.2Unless there is evidence that it was received earlier, a Notice is deemed given:
(a)if delivered personally, when left at the address referred to in Clause 21.3;
(b)if sent by post, except air mail, two Business Days after posting it;
(c)if sent by air mail, five Business Days after posting it; or
(d)if sent by email, when sent provided that receipt shall not occur if the sender receives an automated message indicating that the message has not been delivered to the recipient.
Any Notice sent outside of the hours of 9.00a.m. to 5.30p.m. shall be deemed to be given at the start of the next Business Day.
21.3The addresses and e-mail addresses of the parties for the purpose of Clauses 21.1 and 21.2 are:
Bidco
Address:    Bally’s Intralot S.A., 70 Berners Street, London, W1T 3NL, UK
E-mail:    [●]
For the attention of:    Robeson Reeves (Chief Executive Officer) and Matt Hill (Senior Vice President, General Counsel)

With a copy (which shall not constitute Notice) to:
Address:    Milbank LLP, 100 Liverpool Street, London, EC2M 2AT, UK
E-mail:    [●]
For the attention of:    Andrew Nuthall and Paul Buchan
JerseyCo
Address:    Bally’s Intralot S.A., 70 Berners Street, London, W1T 3NL, UK
E-mail:    [●]
For the attention of:    Robeson Reeves (Chief Executive Officer) and Matt Hill (Senior Vice President, General Counsel)
With a copy (which shall not constitute Notice) to:
Address:    Milbank LLP, 100 Liverpool Street, London, EC2M 2AT, UK
E-mail:    [●]
For the attention of:    Andrew Nuthall and Paul Buchan
Target
Address:    1 Bedford Avenue, London, WC1B 3AU, UK
E-mail:    [●]
For the attention of:    Sean Wilkins (Chief Financial Officer) and Fredrik Ekdahl
(General Counsel)

With a copy (which shall not constitute Notice) to:
Address:    99 Bishopsgate, London EC2M 3XF, United Kingdom
E-mail:    [●]
For the attention of:    Edward Barnett, Douglas Abernethy and Hector Sants
21.4Each party shall notify the other in writing of any change to its details in Clause 21.3 from time to time.
21.5Each party shall, where it sends a Notice by email to the other party, within two Business Days send a hard copy of the relevant Notice via hand delivery or first class post to the physical address of the other party.

22.WAIVERS, RIGHTS AND REMEDIES
22.1The rights and remedies provided for in this Agreement are cumulative and not exclusive of any other rights or remedies, whether provided by Law or otherwise.
22.2No failure to exercise, or delay in exercising, any right under this Agreement or provided by Law shall affect that right or operate as a waiver of the right. The single or partial exercise of any right under this Agreement or provided by Law shall not preclude any further exercise of it.
22.3Without prejudice to any other rights or remedies that the other party may have, each party acknowledges and agrees that damages may not be an adequate remedy for any breach by it of this Agreement and that accordingly the other party may be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of this Agreement by any party.

23.NO PARTNERSHIP
No provision of this Agreement creates a partnership between the parties or makes a party the agent of the other party for any purpose. A party has no authority or power to bind, to contract in the name of, or to create a liability for the other party in any way or for any purpose.
24.FURTHER ASSURANCES
At its own cost, each party shall (and shall procure that members of its Group shall and shall use reasonable endeavours to procure that any necessary third party shall) execute such documents and do such acts and things as the requesting party may reasonably require for the purpose of giving the full benefit of this Agreement to the requesting party.

25.COUNTERPARTS
This Agreement may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effective mode of delivery.
26.VARIATIONS
26.1No variation of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to it.
26.2If this Agreement is varied:
(a)the variation shall not constitute a general waiver of any provisions of this Agreement;
(b)the variation shall not affect any rights, obligations or liabilities under this Agreement that have already accrued up to the date of variation; and
(c)the rights and obligations of the parties under this Agreement shall remain in force, except as, and only to the extent that, they are varied.
27.INVALIDITY
27.1Each of the provisions of this Agreement is severable.
27.2If and to the extent that any provision of this Agreement:

(a)is held to be, or becomes, invalid or unenforceable under the Law of any jurisdiction; but
(b)would be valid, binding and enforceable if some part of the provision were deleted or amended, then the provision shall apply with the minimum modifications necessary to make it valid, binding and enforceable and neither the validity or enforceability of the remaining provisions of this Agreement, nor the validity or enforceability of that provision under the Law of any other jurisdiction, shall in any way be affected or impaired as a result of this Clause 27.2.

28.THIRD PARTY ENFORCEMENT RIGHTS
28.1Each of the third parties to whom Clause 13, Clause 16.3 or Clause 17 applies (“Relevant Third Parties”) may under the Contracts (Rights of Third Parties) Act 1999 enforce the terms of Clause 13, Clause 16.3 and/or Clause 17 (as applicable). This right is subject to:
(a)the rights of the parties to rescind or vary this Agreement without the consent of any other person; and
(b)the other terms and conditions of this Agreement.
28.2Except as set out in Clause 28.1, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

29.GOVERNING LAW AND JURISDICTION
29.1This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and interpreted in accordance with, English law.
29.2The English courts shall have exclusive jurisdiction in relation to all disputes (including claims for set-off and counterclaims) arising out of or in connection with this Agreement including, without limitation disputes arising out of or in connection with:
(a)the creation, validity, effect, interpretation, performance or non-performance of, termination or the legal relationships established by, this Agreement; and
(b)any non-contractual obligations arising out of or in connection with this Agreement, and for such purposes each party irrevocably submits to the jurisdiction of the English courts and waives any objection to the exercise of such jurisdiction. Each party also irrevocably waives any objection to the recognition or enforcement in the courts of any other country of a judgment delivered by an English court exercising jurisdiction pursuant to this Clause 29.
29.3The Target, Bidco and JerseyCo shall each at all times maintain an agent for service of process and any other documents in proceedings in England and Wales or any other proceedings in connection with this Agreement. In respect of Bidco and JerseyCo, that agent shall be Intralot Holdings UK Limited of 3rd Floor, 1 Ashley Road, Altrincham, Cheshire, WA14 2DT, United Kingdom, and in respect of Target, that agent shall be William Hill Organization Limited of 1 Bedford Avenue, London, WC1B 3AU, United Kingdom. Without prejudice to any other permitted mode of service, the parties agree that service of any claim form, notice or other document for the purpose of or in connection with any action or proceeding in England or Wales arising out of or in any way relating to this Agreement shall be duly served upon:
(a)Bidco if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to 3rd Floor, 1 Ashley Road, Altrincham, Cheshire, WA14 2DT, United Kingdom, marked for the attention of the Directors of Intralot

Holdings UK Limited or such other person and address in England or Wales as such party shall notify all the other parties in writing from time to time;
(b)JerseyCo if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to 3rd Floor, 1 Ashley Road, Altrincham, Cheshire, WA14 2DT, United Kingdom, marked for the attention of the Directors of Intralot Holdings UK Limited or such other person and address in England or Wales as such party shall notify all the other parties in writing from time to time; and
(c)the Target if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to 1 Bedford Avenue, London, WC1B 3AU, United Kingdom, marked for the attention of the Directors of William Hill Organization Limited or such other person and address in England or Wales as such party shall notify all the other parties in writing from time to time, in each case whether or not such claim form, notice or other document is forwarded to the relevant party or received by such party.
29.4If the person appointed as process agent by the Target, Bidco or JerseyCo ceases to act for any reason, such party shall notify the other parties and shall promptly appoint another entity incorporated within England and Wales to act as its process agent and shall notify each other party of the name and address of the replacement agent. Failing such appointment and notification, the other parties shall be entitled by notice to such defaulting party to appoint a replacement agent to act on such party’s behalf.

SIGNATURE PAGES
IN WITNESS WHEREOF the parties have executed this Agreement on the date first set out above.

Executed by ROBESON REEVES	)
acting for and on behalf of	)
BALLY’S INTRALOT JERSEY	)
SECURITIES LIMITED	)	/s/ROBESON REEVES

Executed by ROBESON REEVES	)
acting for and on behalf of	)
BALLY’S INTRALOT S.A.	)	/s/ROBESON REEVES

Signed for and on behalf of
EVOKE PLC	/s/SEAN WILKINS
By a director	Signature
Sean Wilkins
Name of signatory (print)

SCHEDULE 1
TARGET SHARE SCHEMES AND EMPLOYEE RELATED MATTERS
1.GENERAL
1.1Subject to applicable Law and the terms of this Agreement, each party will co-operate with the other party in order to facilitate the implementation of the arrangements set out in this Schedule 1.
1.2In the event that the Proposed Acquisition is effected as a Takeover Offer, references to the Court Sanction Date (as defined below) and the Effective Date will be read as if they referred to the date on which the Takeover Offer becomes or is declared unconditional in all respects and the parties shall work together in good faith to agree any modifications to the Proposals (as defined below) as may be necessary or desirable.
1.3In this Schedule 1, each of the following words and expressions shall have the following meanings:
“102 Shares” means Target Shares previously issued upon vesting or exercise of equity awards granted under the Legacy Share Schemes to employees of the Israeli Subsidiary pursuant to the trustee capital gains route pursuant to Section 102 or the non-trustee route of Section 102 and which are currently subject to the control of the 102 Trustee, whether as trustee pursuant to Section 102 or as an administrator for tax withholding purposes;
“102 Trustee” means IBI Capital Compensation and Trusts (2004) Ltd. nominated by the Target to serve as trustee pursuant to Section 102 of the Legacy Share Schemes and Target Share Schemes, other than the SAYE Plan;
“2015 LTIP” means the 888 Long Term Incentive Plan 2015 (as amended and restated on 7 March 2019);
“2023 LTIP” means the 888 Holdings plc Long Term Incentive Plan;
“2024 LTIP Awards” means the Awards granted on 27 March 2024, 22 April 2024 and 2 September 2024 pursuant to the 2023 LTIP;
“2025 LTIP Awards” means the Awards granted on 27 March 2025 and 19 August 2025 pursuant to the 2023 LTIP;
“2026 LTIP Awards” has the meaning given to it in Part 1, paragraph 3.4(a) of this Schedule 1;
“All Employee Plan” means the 888 Holdings plc All Employee Plan;
“Awards” has the meaning given to it in Part 1, paragraph 2.2(c) of this Schedule 1;
“Cash Alternative Offer” has the meaning given in the Announcement;
“Court Sanction Date” means the date on which the Court sanctions the Scheme under the Gibraltar Companies Act;
“DSBP” means the 888 Deferred Share Bonus Plan (as amended and restated on 7 March 2019 and 27 January 2021);
“EBT” means the 888 Holdings plc Share Plan Trust;
“Israeli Subsidiary” means Random Logic Limited, a subsidiary of Target;
“Legacy Share Schemes” means the 2015 LTIP, All Employee Plan and the DSBP;
“Proposals” has the meaning given to it in Part 1, paragraph 2.2(c) of this Schedule 1;

“Qualifying Termination” has the meaning given to it in Part 2, paragraph 3.5 of this Schedule 1;
“SAYE Phantom Plan” means the 888 Holdings plc 2023 International Saye Phantom Option Plan;
“SAYE Plan” means the 888 Holdings plc 2023 International Saye Option Plan;
“Section 102” means section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and any regulations, rules, orders or procedures promulgated thereunder;
“Target Employees” means the employees of the Target and the employees of members of the Target Group from time to time, each a “Target Employee”;
“Target Remuneration Committee” means the remuneration committee of the board of directors of the Target;
“Target Share Schemes” means each of the 2015 LTIP, 2023 LTIP, the SAYE Phantom Plan and the SAYE Plan; and
“Tax Ruling” means a request filed with the Israeli Tax Authority by the Israeli Subsidiary confirming that the issue of New Bidco Shares as consideration for the acquisition of 102 Shares shall not trigger a taxable event for Israeli tax purposes and that tax continuity shall apply to the New Bidco Shares such that the New Bidco Shares shall continue to be subject to tax pursuant to Section 102.

Part 1
TARGET SHARE SCHEMES

1.OUTSTANDING AWARDS
1.1As at the date of this Agreement, the following options and awards were outstanding under the Target Share Schemes:

Target Share Scheme	Form of Awards	Grant Date	Number of Target Shares subject to outstanding awards / options
2023 LTIP	Conditional Share Awards	27 March 2025	10,567,775
2023 LTIP	Conditional Share Awards	19 August 2025	478,547
2023 LTIP	Conditional Share Awards	27 March 2024	6,459,639
2023 LTIP	Conditional Share Awards	22 April 2024	190,366
2023 LTIP	Conditional Share Awards	2 September 2024	211,937
2015 LTIP	Conditional Share Awards	11 July 2022	72,000
2015 LTIP	Options (nil cost)	11 July 2022	148,551
2015 LTIP	Options (nil cost)	3 August 2022	215,796
2015 LTIP	Conditional Share Awards	1 November 2021	30,000
2015 LTIP	Options (nil cost)	1 November 2021	30,000
SAYE Plan	Options (exercise price of 92.5 pence)	20 October 2023	1,973,543
SAYE Phantom Plan	Options (exercise price of 92.5 pence)	20 October 2023	218,662
DSBP	Conditional Share Award	10 March 2022	54,123

1.2As at the date of this Agreement, the following Target Shares have been issued pursuant to the Legacy Share Schemes, held under the control of the 102 Trustee and subject to tax under Section 102:

Legacy Share Scheme	Number of Target Shares	Israeli Tax Route
All Employee Plan	1,094,837	Trustee Capital Gains
2015 LTIP	6,882,538	Trustee Capital Gains
2015 LTIP	287,171	Non-Trustee
DSBP	345,160	Trustee Capital Gains
DSBP	21,025	Non-Trustee
DSBP	44,589	3(i)

2.ADMINISTRATION OF TARGET SHARE SCHEMES AND EXERCISE OF DISCRETIONS
2.1Bidco acknowledges and agrees that, prior to the Effective Date, the Target Directors (and, where appropriate, the Target Remuneration Committee) may operate the Target Share Schemes in accordance with the rules of the relevant Target Share Scheme, Section 102 (to the extent applicable) and Target’s normal practice modified as the Target Remuneration Committee reasonably considers necessary and appropriate to give effect to any change in law, tax treatment or regulation (provided no discretion shall be exercised to accelerate or increase vesting of an award of a leaver in a manner that is not provided for under the rules of the relevant Target Share Scheme). For the avoidance of doubt, operate includes (without limitation): granting awards to the executive directors as set out at paragraph 3.4 (provided no other awards under the Target Share Schemes shall be granted prior to the Effective Date), determining the extent to which awards vest, exercising discretion in accordance with the rules of the Target Share Schemes, satisfying the vesting of awards and the exercise of options (including where such satisfaction involves the issuance of Target Shares, treasury or cash-settling awards) and determining the treatment of Awards held by leavers as set out above. The Target further acknowledges and agrees that it shall not establish or adopt any new share incentive plan, bonus or other retention plan or other similar arrangement prior to the Effective Date and/or issue any further awards or grants (whether in respect of the Target Share Schemes or any other retention or bonus arrangement) except as specifically set out in this Schedule 1.
2.2Target and Bidco acknowledge that:
(a)the Scheme Record Time (as defined in the Announcement) shall take place after the Court Sanction Date, to allow those participants in Target Share Schemes who acquire Target Shares before the Court Sanction Date to have those Target Shares acquired by Bidco and dealt with through the Scheme;
(b)Target may amend the rules of the Target Share Schemes if the Target Directors (or the relevant committee or delegate) are of the opinion that such amendments are reasonably necessary to implement the Scheme or the treatment set out in this Agreement, comply with any local law requirement, to facilitate the administration of the Target Share Schemes or to obtain or maintain favourable tax treatment for participants or for any member of the Target Group;
(c)Bidco and Target intend to jointly write to participants in the Target Share Schemes on, or as soon as practicable after, the posting of the Scheme Document (or such later time as Target and Bidco may agree) to inform them of the impact of the Scheme on their outstanding options and awards under the Target Share Schemes (“Awards”), the extent to which their Awards will vest and become exercisable as a result of the Scheme and any actions they may need to take in connection with their Awards as a result of the Scheme, in accordance with Rule 15 and the terms of this Agreement (the “Proposals”);
(d)Target Shareholder approval will be sought for an amendment to the articles of association of the Target by the adoption and inclusion of a new article under which any Target Shares issued or transferred on or after the Scheme Record Time as a result of vesting and/or exercise of Awards under the Target Share Schemes or any other option arrangements will be automatically transferred to, or to the order of, Bidco in exchange for the provision by Bidco of the same consideration payable per Target Share under the Scheme (but on the basis that they shall receive only the share alternative) (the “Offer Price”); and
(e)any bonus, vesting or exercise of awards/options or other payments described in this Schedule 1 will be subject to the usual deductions for applicable taxes and employee National Insurance contributions (or equivalent in other jurisdictions), where such taxes or contributions are required to be withheld. Employer payroll taxes will be payable by the Target (or applicable employing Target Group Company) in accordance with past practice.
2.3Notwithstanding any other provisions of this Schedule 1, Bidco acknowledges and agrees that all Awards shall be settled by the Target in cash in connection with the Acquisition.
2.4Each of Bidco and JerseyCo confirms that none of the Awards will be exchanged for, converted into or replaced by any options or awards issued or granted by Bidco or any member of the Bidco Group in respect of the shares in Bidco or any member of the Bidco Group (except to the extent that they are converted into Target Shares and therefore become subject to the Scheme).
3.TREATMENT OF OUTSTANDING AWARDS UNDER THE 2023 LTIP AND 2015 LTIP
3.1Bidco acknowledges that Awards granted under the rules of the 2023 LTIP that have not already vested will vest on the Court Sanction Date. Options granted under the 2015 LTIP will be exercisable until the earlier of one month after the Court Sanction Date and the expiry of the normal exercise period.
3.2The extent of vesting of Awards granted under the rules of the 2023 LTIP shall be determined by the Target Remuneration Committee in accordance with the rules of the 2023 LTIP, subject to its discretions under the rules of the 2023 LTIP to: (i) assess the achievement of performance conditions (which shall include the Target Remuneration Committee’s discretion to increase the extent of vesting); and (ii) disapply time pro-rating of Awards.
2024 LTIP Awards and 2025 LTIP Awards

3.3Bidco acknowledges that:
(a)(i) the Target Remuneration Committee has made certain determinations in respect of the treatment of Awards prior to the date of this Agreement, as previously communicated to Bidco; and (ii) it is the intention of the Target Remuneration Committee that performance conditions applicable to all 2024 LTIP Awards and 2025 LTIP Awards shall be treated as satisfied in full, and that all unvested 2024 LTIP Awards and 2025 LTIP Awards will vest in full with no application of time pro-rating (“Proposed Acquisition Treatment”);
(b)if the Effective Date is after the vesting date of the 2024 LTIP Awards, the vesting date of the 2024 LTIP Awards will be extended to the Effective Date and will otherwise be subject to the existing terms of the LTIP;

(c)any holding period or clawback provisions applying to Awards under the 2023 LTIP will cease to apply on the Court Sanction Date.
2026 LTIP Awards under the 2023 LTIP

3.4Bidco acknowledges that:
(a)the Target intends to grant Awards over 4,047,115 Target Shares pursuant to the 2023 LTIP to the Executive Directors as soon as practicable after the date of this Agreement (the “2026 LTIP Awards”);
(b)in accordance with the proposed terms of the 2026 LTIP Awards, if the Effective Date occurs before the Long-Stop Date, 50% of the 2026 LTIP Awards will vest on the Court Sanction Date. The portion of the 2026 LTIP Awards that does not vest on the Court Sanction Date will lapse; and
(c)any holding period or clawback provisions applying to Awards under the 2023 LTIP will cease to apply on the Court Sanction Date.
2015 LTIP Awards

3.5Bidco acknowledges that all options granted under the 2015 LTIP that are outstanding as at the Court Sanction Date will be exercisable until the earlier of one month after the Court Sanction Date and the expiry of the normal exercise period, as a consequence of the Proposed Acquisition.
3.6Bidco acknowledges that options under the 2015 LTIP will be settled in cash, save as otherwise provided in this Schedule 1. Any holding period applying to Awards under the 2015 LTIP will cease to apply on the Court Sanction Date.
4.DEFERRED BONUS AWARDS
Bidco acknowledges that the two-year holding condition and any other restrictions attached to Target Shares that are held by Target Employees (and former Target Employees) in respect of deferred bonus arrangements shall cease to apply on the Court Sanction Date.
5.SAYE PLAN AND SAYE PHANTOM PLAN
5.1Bidco acknowledges that options granted under the SAYE Plan or the SAYE Phantom Plan which would not otherwise have been exercisable prior to the Court Sanction Date will (in consequence of the Proposed Acquisition and in accordance with participants’ contractual rights under the rules of the SAYE Plan or the SAYE Phantom Plan) be exercisable for a period of six months following the Court Sanction Date and, to the extent not exercised, will lapse after this date unless they lapse earlier in accordance with their terms.
6.EMPLOYEE BENEFIT TRUST
6.1As at the date of this Agreement, the EBT held approximately 1,329,201 Target Shares.
6.2Bidco acknowledges that the Target may continue to make recommendations to the trustee of the EBT to use any unallocated Target Shares held in the EBT to satisfy Awards in the normal course prior to the Effective Date. Target shall recommend to the trustees of the EBT to elect for the Cash Alternative Offer and that the EBT shall use any cash proceeds resulting from unallocated Target Shares held by the EBT to fund any bonus or award obligations of the Target to be granted pursuant to this Schedule 1, including for any New Bonus Awards and cash settlement of LTIP Awards. To the extent any New Bidco Shares are received as consideration for the acquisition of Target Shares held by the EBT, Target will recommend that the trustees of the EBT dispose of those New Bidco Shares and the cash proceeds used to fund any Awards and/or New Bonus Awards.
7.TREATMENT OF 102 SHARES
7.1Subject to obtaining the Tax Ruling, following the Effective Date, Bidco shall assume the Legacy Share Schemes, or shall substitute with a new share incentive scheme under Section 102(b)(3), but only for the purposes of operating, and shall continue to operate (for a reasonable period following the Effective Date, taking into account the number of remaining participants holding 102 Shares), the supervisory trustee arrangement with the 102 Trustee with respect to any New Bidco Shares issued pursuant to the Acquisition in consideration for the acquisition of the 102 Shares. Such New Bidco Shares shall continue to be subject to Section 102(b)(3) and the trustee arrangement with the 102 Trustee, in each case, subject to the receipt of the Tax Ruling.
7.2Target (and/or its legal and tax advisers), in cooperation with Bidco (and/or its legal and tax advisers), shall following the date of this Agreement approach the Israeli Tax Authority with an application for the Tax Ruling. Target and Bidco shall keep each other updated on any written or oral submission to the Israeli Tax Authority relating to the Tax Ruling. For the avoidance of doubt, Target (and/or its legal and tax advisers) shall not make any application to the Israeli Tax Authority with respect to any matter relating to the Tax Ruling, without granting Bidco's legal advisers the reasonable opportunity to review, comment on and approve the draft application of the Tax Ruling and the final text thereof (which approval shall not be unreasonably withheld, delayed or conditioned).
7.3In the event that the Tax Ruling has not been obtained at least 10 Business Days prior to the deadline for electing for the Cash Alternative Offer set out in the Scheme Document or Offer Document (as applicable):
(a)each holder of 102 Shares shall be recommended to elect for the Cash Alternative Offer in respect of all of their 102 Shares (to the extent they have not already made an election); and
(b)if there is insufficient cash consideration available to satisfy such elections for the Cash Alternative Offer in full or such holder of 102 Shares does not make such an cash election by the deadline specified and any holder of 102 Shares receives New Bidco Shares in consideration for their 102 Shares, Bidco shall instruct the 102 Trustee to sell such number of New Bidco Shares as is required in order to fund any withholding tax liability arising from the issue of New Bidco Shares in consideration for the acquisition of the 102 Shares.
7.4As part of the documentation provided to holders of 102 Shares prior to Court Sanction, Target and Bidco shall cooperate in good faith to provide advance notice to all holders of 102 Shares of the requirements set out at paragraph 7 of this Schedule 1.

Part 2
EMPLOYEE MATTERS
1.ORDINARY COURSE OF BUSINESS ARRANGEMENTS
1.1Bidco acknowledges and agrees that prior to the Effective Date, (i) Target will carry out annual salary increases for Target Employees (as notified to Bidco prior to the date of this Agreement as disclosed in the Data Room) and (ii) recruitment and promotion rounds in the ordinary course of business and consistent with past practice and the requirements of Schedule 2.
1.2If the Effective Date occurs after 30 April 2027:
(a)Target may make annual salary increases of up to GBP 5 million in aggregate to Target Employees with effect from 1 April 2027 provided no such increase shall be communicated prior to 30 April 2027; and
(b)Target may put in place incentive arrangements in respect of the 2027 financial year (paid at the same time of the year as prior years annual bonus payouts) of up to GBP 25 million (of which at least GBP 19 million will be structured as variable pay and have Target Group performance conditions and not be accelerated as a result of the Proposed Acquisition) in aggregate (excluding employer’s national insurance contributions or any other applicable taxes, levies or withholdings) or such higher amount as agreed with Bidco (“2027 Awards”), provided the Target Remuneration Committee shall take steps to consult reasonably with Bidco in respect of the allocation of the 2027 Awards including their structure and Target Group performance conditions (as applicable in respect of the variable pay awards) and take into account their reasonable comments and provided that any awards to the executive directors will be made in accordance with the Target’s directors’ remuneration policy applicable at the time. There shall be no acceleration of any 2027 Awards in connection with the Acquisition.
2.ANNUAL BONUS
2.1Bidco acknowledges that annual bonus awards for the 2026 financial year have been made to the Executive Directors and shall become payable in full in cash on the Effective Date or the normal payment date (subject to the leaver provisions as set out in the award letters dated 15 April 2026 and 17 April 2026 respectively which provisions shall not be relaxed or waived without Bidco’s prior written consent), as applicable, up to a maximum in aggregate of GBP 2.4 million (excluding employer’s national insurance contributions or any other applicable taxes, levies or withholdings).
3.RETENTION AND BONUS ARRANGEMENTS
3.1Bidco acknowledges that the Target has made cash retention awards, up to a maximum in aggregate of GBP 8.3 million (excluding employer’s national insurance contributions or any other applicable taxes, levies or withholdings) to Target Employees whose retention is considered critical for the business (the “Existing Retention Awards”), and that Target will pay (or procure payment of) all Existing Retention Awards that have been made prior to the date of this Agreement in accordance with their terms.
3.2Bidco acknowledges that, shortly following the date of this Agreement, the Target will make an annual bonus award to certain employees with certain target thresholds and Target Group performance conditions as disclosed to Bidco prior to the date of this Agreement, up to a maximum in aggregate of GBP 14.9 million (excluding employer’s national insurance contributions or any other applicable taxes, levies or withholdings) to eligible Target Employees (the “New Bonus Awards”).
3.3Bidco further acknowledges that the New Bonus Awards will be payable by the later of 30 April 2027 and the next payroll following the Effective Date, provided that any eligible Target Employee remains in employment with a member of the Target Group on the relevant payment date (and is not serving a period of notice), other than in the case of a Qualifying Termination (including if the Target Employee is under notice of termination) in which case the New Bonus Awards will still be payable on a pro-rated basis, and at the same time as other New Bonus Awards are paid to other Target Employees unless determined otherwise by the Target’s Chief People Officer.
3.4If a Target Employee’s employment terminates and they have been granted a New Bonus Award or an Existing Retention Award that is no longer payable, the Target may grant an award to a replacement hire whose employment commences in 2026 (at an equivalent amount subject to a reflection of the pro-rated and time based nature of the award), provided that Target does not exceed the overall caps set out at paragraphs 3.1 and 3.2 above.
3.5In this Agreement “Qualifying Termination” is:
(a)any termination by the employer other than: (i) by reason of the Target Employee’s misconduct or poor performance (provided, in the reasonable opinion of the Target’s Chief People Officer or, if that person is no longer in role, the Target Employee responsible for HR activities within the Target at the relevant time, an appropriate and reasonable disciplinary process was implemented and followed prior to termination); or (ii) where the employer is entitled pursuant to the employment contract to dismiss the Target Employee summarily without notice (or payment in lieu of notice);
(b)any termination by reason of the Target Employee’s ill health, injury, disability, death or retirement; or
(c)a termination by reason of the Target Employee’s resignation in circumstances amounting to constructive dismissal (or equivalent in other jurisdictions including any good reason definition in any employment agreement or offer letter);
in each case, where the termination takes effect after the Effective Date and save where the relevant Target Employee continues employment with another member of the Target Group or the Bidco Group.
3.6Any determination on whether the definition of Qualifying Termination applies to a particular Target Employee will be made by the Target’s Chief People Officer, acting reasonably and in good faith.
4.NON-EXECUTIVE DIRECTORS
It is intended that non-executive directors of Target will resign with effect from the Effective Date and will be paid in lieu of their notice period, if applicable.

SCHEDULE 2
TARGET RESTRICTED ACTIONS
1.GENERAL
1.1In this Schedule 2, each of the following words and expressions shall have the following meanings:
“Budget Schedule” means the document titled “Budget Schedule” contained at 1.1.1.39 of the Data Room;
“Data Room” means the electronic data room hosted by Intralinks with the name “Project Bird” at 5.00 p.m. on 4 June 2026, an index of which is in the Agreed Form;
“Material Contract” means any customer or supplier contract that involves, by its terms, aggregate payments by the Target Group or aggregate payments payable to the Target Group under such contract of more than GBP 500,000 in the most recent fiscal year ended 31 December 2025 or in any single subsequent financial year thereafter, or any series of customer or supplier contracts with a single counterparty (or its affiliates) that involve, by their terms, aggregate payments by the Target Group or aggregate payments payable to the Target Group under such contracts of more than GBP 500,000 in the most recent fiscal year ended 31 December 2025 or in any single subsequent financial year thereafter (excluding, for the avoidance of doubt any contract or series of contracts with professional services providers which have no minimum cost or usage obligation);
“Project Goliath” means the reorganisation plan contemplated by the document titled “Iris Tax DD session – Overview of evoke group” contained at 1.1.3.1 of the Data Room and the Budget Schedule; and
“UK DB Plan” means the William Hill Pension Scheme.
2.TARGET RESTRICTED ACTIONS
2.1Subject to paragraph 2.2 below, during the Relevant Period, the Target shall not, and shall procure that members of the Target Group do not, without the prior written consent of Bidco (such consent not to be unreasonably withheld, delayed or conditioned):
People
(a)implement any collective redundancies under applicable Law with respect to any employees of the Target Group, except to the extent substantially in line with and not in excess of the Budget Schedule;
(b)amend any employee benefit plans of the Target Group in place as at the date of this Agreement or adopt a new employee benefit plan (including any bonus or equity incentive plan, redundancy, severance or any retirement or pension scheme) or commit to or make any ad hoc bonus payments to employees except as set out in Schedule 1;
(c)engage or employ, or make any offer to employ, any person who is not employed by the Target Group as at the date of this Agreement with a base salary of more than GBP 100,000, or increase the base salary for any person who is employed by the Target Group by 10 per cent. or more, except: (i) to replace any employee who has ceased to be employed by the Target Group on substantially the same terms; or (ii) as set out in the Budget Schedule;
Contracts

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(d)amend in any material respect any Material Contract, except for any amendment that is not adverse in any material respect to the Target Group;
(e)terminate (other than automatic expirations that do not require any action of the parties thereto) any Material Contract;
(f)enter into or renew any Material Contract other than renewals of existing Material Contracts for an additional period not exceeding 12 months where the terms of such renewal are, taken as a whole, no less favourable to the relevant member of the Target Group than the terms of the existing Material Contract;
(g)enter into or renew any marketing or media contract (including sponsorship, ambassadors and brand deals and media inventory purchasing (e.g. airtime on TV and Radio)) other than where the term does not exceed 12 months and where such contract is a renewal, the terms of such renewal are, taken as a whole, no less favourable to the relevant member of the Target Group than the terms of the existing contract;
Corporate
(h)make, or propose to shareholders of the Target or any member of the Target Group, any amendment or modification to the articles of association of the Target or any member of the Target Group, other than any amendment or modification to the articles of association (or equivalent constitutional document) of any member of the Target Group excluding the Target to increase the authorised share capital of such member of the Target Group to the extent necessary for Project Goliath or the ongoing program for the removal of dormant entities from the Target Group;
(i)allot, issue, redeem or repurchase any shares in the capital of any Target Group Company, except for (i) the allotment and issue of Target Shares upon the exercise, vesting or settlement of any options or awards granted under the Target Share Schemes on or prior to the date of this Agreement in accordance with their terms or granted after the date of this Agreement in accordance with this Agreement; or (ii) transactions solely between members of the Target Group;
(j)commence the solvent or insolvent winding-up, liquidation, dissolution or restructuring of any member of the Target Group, except to the extent reasonably necessary in connection with, or contemplated by, Project Goliath or the winding up of dormant entities;
Capital and Investment
(k)incur any capital expenditure in any financial year which, in aggregate, is in excess of the aggregate capital expenditure contemplated by the Budget Schedule;
(l)incur any research and development expenditure in any financial year which, in aggregate, is in excess of the aggregate research and development expenditure contemplated by the Budget Schedule;
(m)acquire or dispose of any business or assets involving consideration, expenditure or liabilities in excess of GBP 1,000,000, or enter into any joint venture or other investment that requires a contribution by a member of the Target Group of GBP 1,000,000 or more or which is otherwise outside the ordinary course of its business;
(n)borrow any money or incur any other indebtedness in the nature of borrowings, or grant any security or other encumbrance over, or transfer by way of security, any of its assets, except for borrowings under the Target RCF or any indebtedness arising in the ordinary course of business;
(o)declare, make or pay a dividend or other distribution (whether in cash or in kind) or any share buyback, reduction of capital, bonus issue of shares or other return of capital to shareholders, except for any such transaction solely between members of the Target Group;

(p)enter into any transaction with a connected person that is not on arm’s length terms, except for any such transaction solely between members of the Target Group;
Accounting and Tax
(q)change in any material respect the accounting procedures or principles by reference to which its accounts are prepared or the Tax policies of the Target Group, except as may be necessary to comply with generally accepted accounting practice or applicable Law;
(r)change the residence for Tax residency of the Target or any member of the Target Group;
Strategic
(s)commence trading, or offering services into, any new market which would result in the Target Group incurring costs, in aggregate, in excess of GBP 200,000 in any financial year or apply for any new gaming or betting regulatory licence, in each case except for: (i) as set out in the Budget Schedule; and (ii) any renewal of licenses in the ordinary course of business;
(t)wind-down or cease to operate any product line, business line or jurisdictional presence of the Target Group as at the date of this Agreement;
(u)institute any material new legal proceedings which would, or is reasonably likely to result, in a payment by or to another member of the Target Group in excess of GBP 1,000,000 except in respect of debt collection in the ordinary course of business; and
Insurance
(v)amend in any material respect, or terminate, any policy of insurance in which any member of the Target Group has an interest as at the date of this Agreement, except for any amendment that is not adverse in any material respect to the Target Group.
2.2The provisions set out in paragraph 2.1 shall not apply in respect of (and for the avoidance of doubt Bidco consents to):
(a)any matter expressly provided for by this Agreement (including granting, vesting and exercise (as applicable) of options and awards pursuant to the Target Share Schemes and the retention and bonus arrangements specified in Schedule 1);
(b)the grant of options over, or awards in respect of, Target Shares in accordance with the specific terms of Schedule 1;
(c)any action reasonably necessary in connection with Project Goliath;
(d)any action reasonably necessary in relation to the UK DB Plan, procuring a new UK defined contribution pension scheme and salary sacrifice arrangement, or any engagement or discussions with any trustee of the UK DB Plan in relation to the Proposed Acquisition or any other material matter applicable to the UK DB Plan, provided that the aggregate costs incurred by the Target Group pursuant to this sub-paragraph shall not exceed GBP 1.2 million;
(e)any matter undertaken in order to comply with any requirement of applicable Law; and
(f)any matter fairly disclosed to Bidco or JerseyCo on or prior to the date of this Agreement or publicly announced by the Target prior to the date of this Agreement.
3.NOTIFICATION OF MATTERS TO BIDCO

3.1The Target shall, to the extent permissible under applicable Law, notify Bidco as soon as reasonably practicable after becoming aware of any of the following occurring in respect of the Target Group:
(a)any material cyber incident or breach (including any data breach) in respect of the Target Group, and any subsequent actions taken to manage or mitigate such incident or breach;
(b)any material downtime impacting the retail shops or of the online platform operated by the Target Group;
(c)any new or follow-up notices submitted to any gaming or betting regulatory authority by any member of the Target Group, except for any routine or business-as-usual notifications, queries or correspondence (including, without limitation, notifications relating to data mismatches or requests for explanations or clarifications in the ordinary course) and any notification or application submitted in connection with the Transaction in accordance with Clause 5 of this Agreement;
(d)any gaming or betting regulatory authority has utilised, or proposes or threatens to utilise, its powers to suspend or revoke any licence held by any member of the Target Group (provided that this shall not apply in respect of individual local authority premises licences where the reason for such suspension or revocation relates to the individual site and not the behaviour of the Target Group more generally);
(e)the resignation or termination of any Level 1 or 2 employee of the Target Group;
(f)any group reorganisations or legal entity changes, other than pursuant to Project Goliath or the removal of dormant entities in the Target Group;
(g)any non-ordinary course tax dispute or assessment above GBP 500,000; and
(h)save to the extent already disclosed on or prior to the date of this Agreement, any material uncertainty regarding the Target’s ability to continue as a going concern.

SCHEDULE 3
BIDCO RESTRICTED ACTIONS
During the Relevant Period, except as contemplated by this Agreement, Bidco shall not, and shall procure that members of the Bidco Group shall not, take any of the following actions, without such action being: (i) approved in writing by the Target in advance (such approval not to be unreasonably withheld, delayed or conditioned); (ii) fairly disclosed to the Target prior to the date of this Agreement; or (iii) as required by applicable Law:
1.4declare or pay, or propose to declare or pay, any dividends on or make other distributions in respect of any share capital of Bidco (whether in cash, shares or property or any combination thereof), except for dividends to shareholders of Bidco with record and payment dates that are generally consistent with past practice (including the intent to distribute up to 35% of the Bidco Group’s net profits annually), or which have been disclosed in the public filings of the Bidco prior to the date of this Agreement, provided that the foregoing shall not prohibit the payment of any dividends and distributions with a record date after the New Bidco Shares due to be issued to Target Shareholders have been duly issued;
1.5issue any Bidco Shares or any securities convertible into or exchangeable for any Bidco Shares, or grant any rights, warrants or options to acquire any Bidco shares or any such securities at less than the fair market value of the Bidco Shares (after taking into account customary market discounts) on the date of issuance, except:
3.1on arms’ length terms in connection with investments by third parties in Bidco;
3.2for the grant, vesting or exercise of warrants in existence at the date of this Agreement disclosed in the public filings of the Bidco prior to the date of this Agreement, options and other equity incentive awards granted pursuant to any employee share scheme established by Bidco in the ordinary course of business or as disclosed in the Announcement;
3.3for any Bidco Shares issued to Target Shareholders in connection with the Proposed Acquisition; or
3.4withholding of shares of Bidco to satisfy:
(i)tax obligations pertaining to the exercise of options or the vesting or settlement of equity incentive awards granted by Bidco; or
(ii)the exercise price with respect to options granted by Bidco;
1.6consolidate, sub-divide or reclassify any Bidco Shares, unless such adjustments are made so that Target Shareholders are placed in substantially the same economic position as they would have been in had such consolidation, sub-division or reclassification not occurred;
1.7other than on arms’ length terms, directly or indirectly, repurchase, redeem or otherwise acquire any shares in Bidco’s capital or any rights, warrants or options to acquire any such shares;
1.8amend its constitutional documents in any manner that would have a material and adverse impact on the value of, or rights attaching to, the Bidco Shares issued to Target Shareholders pursuant to the Proposed Acquisition and which would affect the Bidco Shares held by such Target Shareholders in a disproportionate manner as compared to the other holders of Bidco Shares; or
1.9delist the Bidco Shares from the Athens Stock Exchange, other than in the event of a bona fide offer to take Bidco private provided that the Target Shareholders who are due to receive (or who have received) New Bidco Shares can participate in such offer on the same terms as other shareholders of Bidco, or are otherwise placed in substantially the same economic position as if they had received New Bidco Shares and participated in such offer.